Filed Pursuant to Rule 424(b)(3)
Registration No. 333-146341

KBS REAL ESTATE INVESTMENT TRUST II, INC.

SUPPLEMENT NO. 15 DATED MARCH 30, 2009

TO THE PROSPECTUS DATED APRIL 22, 2008

This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust II, Inc. dated April 22, 2008, as supplemented by supplement no. 13 dated February 11, 2009 and supplement no. 14 dated February 19, 2009. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust II, Inc. and, as required by context, KBS Limited Partnership II, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of the offering;

•	the declaration of daily distributions for February through May 2009;

•	a change to our expected portfolio composition;

•	updated risks related to an investment in us;

•	a modification and extension of an existing mortgage loan;

•	information regarding our indebtedness;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our annual report on Form 10-K for the year ended December 31, 2008;

•	an update to the KBS REIT I prior performance information in the prospectus; and

•	our audited financial statements and the notes thereto as of and for the years ended December 31, 2008 and 2007.

Status of the Offering

We commenced this offering of 280,000,000 shares of common stock on April 22, 2008. As of March 24, 2009, we had accepted aggregate gross offering proceeds of approximately $448.4 million related to the sale of 44,958,256 shares of stock, including shares sold in the primary offering and under the dividend reinvestment plan.

Declaration of Distributions for February through May 2009

On January 27, 2009, our board of directors declared a daily distribution for the period from February 1, 2009 through February 28, 2009, which we paid in March 2009, and a daily distribution for the period from March 1, 2009 through March 31, 2009, which we expect to pay in April 2009. On March 25, 2009, our board of directors declared a daily distribution for the period from April 1, 2009 through April 30, 2009, which distribution we expect to pay in May 2009, and a daily distribution for the period from May 1, 2009 through May 31, 2009, which distribution we expect to pay in June 2009. Investors may choose to receive cash distributions or purchase additional shares through our dividend reinvestment plan.

Distributions are calculated based on stockholders of record each day during these periods at a rate of $0.00178082 per share per day and will equal a daily amount that, if paid each day for a 365-day period, would equal a 6.5% annualized rate based on a purchase price of $10.00 per share.

Expected Portfolio Composition

We currently expect to allocate between 60% to 70% of our portfolio to investments in core properties and between 30% to 40% of our portfolio to real estate-related investments such as mortgage, mezzanine, bridge and other loans; debt and derivative securities related to real estate assets, including mortgage-backed securities; and the equity securities of other real estate investment trusts (“REITs”) and real estate companies. We do not expect our non-controlling equity investments in other public companies to exceed 5% of the proceeds of this offering, assuming we sell the maximum offering amount, or to represent a substantial portion of our assets at any one time. Though this is our current target portfolio, we may make adjustments to our target portfolio based on real estate market conditions and investment opportunities. We will not forego a good investment because it does not precisely fit our expected portfolio composition. Thus, to the extent that our advisor presents us with good investment opportunities that allow us to meet the REIT requirements under the Internal Revenue Code of 1986, as amended (the “Code”), and maintain our exemption from registering as an investment company under the Investment Company Act of 1940, as amended, our portfolio composition may vary significantly from what we initially expect.

Risk Factors

Before purchasing our common stock, you should carefully consider the following risks as well as those described in the prospectus under “Risk Factors.”

Risks Related to an Investment in Us

If we are unable to find suitable investments, we may not be able to achieve our investment objectives or pay distributions.

Our ability to achieve our investment objectives and to pay distributions depends upon the performance of KBS Capital Advisors, our advisor, in the acquisition of our investments, including the determination of any financing arrangements, and the ability of our advisor to source loan origination opportunities for us. Competition from competing entities may reduce the number of suitable investment opportunities offered to us or increase the bargaining power of property owners seeking to sell. Additionally, disruptions and dislocations in the credit markets have materially impacted the cost and availability of debt to finance real estate acquisitions, which is a key component of our acquisition strategy. This lack of available debt could result in a further reduction of suitable investment opportunities and create a competitive advantage to other entities that have greater financial resources than we do. We will also depend upon the performance of our property managers in the selection of tenants and negotiation of leasing arrangements. Rising vacancies across commercial real estate have resulted in increased pressure on real estate investors and their property managers to find new tenants and keep existing tenants. In order to do so, we may have to offer inducements, such as free rent and tenant improvements, to compete for attractive tenants. We are also subject to competition in seeking to acquire real estate-related investments. The more shares we sell in this offering, the greater our challenge will be to invest all of the net offering proceeds on attractive terms. Our investors must rely entirely on the management abilities of KBS Capital Advisors, the property managers KBS Capital Advisors selects and the oversight of our board of directors. We can give no assurance that KBS Capital Advisors will be successful in obtaining suitable investments on financially attractive terms or that, if KBS Capital Advisors makes investments on our behalf, our objectives will be achieved. If we, through KBS Capital Advisors, are unable to find suitable investments promptly, we will hold the proceeds from this offering in an interest-bearing account or invest the proceeds in short-term assets. If we would continue to be unsuccessful in locating suitable investments, we may ultimately decide to liquidate. In the event we are unable to timely locate suitable investments, we may be unable or limited in our ability to pay distributions and we may not be able to meet our investment objectives.

Continued disruptions in the financial markets and deteriorating economic conditions could adversely impact the commercial mortgage market as well as the market for real estate-related debt investments generally, which could hinder our ability to implement our business strategy and generate returns to our stockholders.

We intend to allocate approximately 30% to 40% of our portfolio to real estate-related investments such as mortgage, mezzanine, bridge and other loans; debt and derivative securities related to real estate assets, including mortgage-backed securities; and the equity securities of other REITs and real estate companies. The returns available to investors in these investments are determined by: (i) the supply and demand for such investments, (ii) the performance of the assets underlying the investments and (iii) the existence of a market for such investments, which includes the ability to sell or finance such investments.

During periods of volatility, the number of investors participating in the market may change at an accelerated pace. As liquidity or “demand” increases the returns available to investors on new investments will decrease. Conversely, a lack of liquidity will cause the returns available to investors on new investments to increase.

For nearly two years, concerns pertaining to the deterioration of credit in the residential mortgage market have expanded to almost all areas of the debt capital markets including corporate bonds, asset-backed securities and commercial real estate bonds and loans. We cannot foresee when these markets will stabilize. This instability may interfere with the successful implementation of our business strategy.

Continued disruptions in the financial markets and deteriorating economic conditions could adversely affect our ability to service our existing indebtedness, our ability to refinance or secure additional debt financing on attractive terms and the values of our investments.

The capital and credit markets have been experiencing extreme volatility and disruption for nearly two years. Liquidity in the global credit market has been severely contracted by these market disruptions, making it costly to obtain new lines of credit or refinance existing debt. We rely on debt financing to finance our properties and we expect to continue to use debt to acquire properties and possibly other real estate-related investments. As a result of the ongoing credit market turmoil, we may not be able to refinance our existing indebtedness or to obtain additional debt financing on attractive terms. As such, we may be forced to use a greater proportion of our offering proceeds to finance our acquisitions, reducing the number of acquisitions we would otherwise make, and/or to dispose of some of our assets. If the current debt market environment persists we may modify our investment strategy in order to optimize our portfolio performance. Our options would include limiting or eliminating the use of debt and focusing on those higher yielding investments that do not require the use of leverage to meet our portfolio goals.

The continued disruptions in the financial markets and deteriorating economic conditions could adversely affect the values of our investments. Turmoil in the capital markets has constrained equity and debt capital available for investment in commercial real estate, resulting in fewer buyers seeking to acquire commercial properties and possible increases in capitalization rates and lower property values. Furthermore, these deteriorating economic conditions could negatively impact commercial real estate fundamentals and result in lower occupancy, lower rental rates and declining values in our real estate portfolio and in the collateral securing any loan investments we may make. These could have the following negative effects on us:

•	the values of our investments in commercial properties could decrease below the amounts paid for such investments;

•	the value of collateral securing our loan investments could decrease below the outstanding principal amounts of such loans;

•

revenues from our properties could decrease due to fewer tenants and/or lower rental rates, making it more difficult for us to pay dividends or meet our debt service obligations on debt financing; and/or

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revenues on the properties and other assets underlying our loan investments could decrease, making it more difficult for the borrower to meet its payment obligations to us, which could in turn make it more difficult for us to pay dividends or meet our debt service obligations on debt financing.

All of these factors could impair our ability to make distributions to our investors and decrease the value of an investment in us.

We may change our targeted investments without stockholder consent.

We expect to allocate approximately 60% to 70% of our portfolio to investments in core properties and approximately 30% to 40% of our portfolio to real estate-related investments such as mortgage, mezzanine, bridge and other loans; debt and derivative securities related to real estate assets, including mortgage-backed securities; and the equity securities of other REITs and real estate companies. We do not expect our non-controlling equity investments in other public companies to exceed 5% of the proceeds of this offering, assuming we sell the maximum offering amount, or to represent a substantial portion of our assets at any one time. Though this is our current target portfolio, we may make adjustments to our target portfolio based on real estate market conditions and investment opportunities, and we may change our targeted investments and investment guidelines at any time without the consent of our stockholders, which could result in our making investments that are different from, and possibly riskier than, the investments as described. A change in our targeted investments or investment guidelines may increase our exposure to interest rate risk, default risk and real estate market fluctuations, all of which could adversely affect the value of our common stock and our ability to make distributions to our stockholders.

Risks Related to Our Corporate Structure

The offering price of our shares was not established on an independent basis; the actual value of our stockholders’ investment may be substantially less than what they pay. We may use the most recent price paid to acquire a share in our offering as the estimated value of our shares for up to three years after we have completed our offering stage (though we may establish an estimated value per share sooner if required by any regulatory bodies or if necessary to assist broker-dealers who sell shares in this offering). Even when our advisor begins to use other valuation methods to estimate the value of our shares, the value for our shares will be based upon a number of assumptions that may not be accurate or complete.

We established the offering price of our shares on an arbitrary basis. The selling price of our shares bears no relationship to our book or asset values or to any other established criteria for valuing shares. Because the offering price is not based upon any independent valuation, the offering price may not be indicative of the proceeds that our stockholders would receive upon liquidation. Further, the offering price may be significantly more than the price at which the shares would trade if they were to be listed on an exchange or actively traded by broker-dealers.

To assist Financial Industry Regulatory Authority (“FINRA”) members and their associated persons that participate in our public offering of common stock, pursuant to FINRA Conduct Rule 5110, we disclose in each annual report distributed to stockholders a per share estimated value of the shares, the method by which it was developed, and the date of the data used to develop the estimated value. In addition, KBS Capital Advisors, our advisor, prepares annual statements of estimated share values to assist fiduciaries of retirement plans subject to the annual reporting requirements of ERISA in the preparation of their reports relating to an investment in our shares. For these purposes, KBS Capital Advisors estimated the value of our common shares as $10.00 per share as of December 31, 2008. The basis for this valuation is the fact that the offering price for our shares of common stock in this primary offering is $10.00 per share (ignoring purchase price discounts for certain categories of purchasers). Our advisor has indicated that it intends to use the most recent price paid to acquire a share in this offering (ignoring purchase price discounts for certain categories of purchasers) as its estimated per share value of our shares for up to three years after we have completed our offering stage (though we may establish an estimated value per share sooner if required by any regulatory bodies or if necessary to assist broker-dealers who sell shares in our public offering). We will consider our offering stage complete when we are no longer publicly offering equity securities and have not done so for one year. (For purposes of this definition, we do not consider a “public equity offering” to include offerings on behalf of selling stockholders or offerings related to a dividend reinvestment plan, employee benefit plan or the redemption of interests in our Operating Partnership.) Our charter does not restrict our ability to conduct offerings in the future.

Although this initial estimated value represents the most recent price at which most investors are willing to purchase shares in this primary offering, this reported value is likely to differ from the price at which a stockholder could resell his or her shares because (i) there is no public trading market for the shares at this time; (ii) the estimated value does not reflect, and is not derived from, the fair market value of our properties and other assets, nor does it represent the amount of net proceeds that would result from an immediate liquidation of those assets, because the amount of proceeds available for investment from this offering is net of selling commissions, dealer manager fees, other organization and offering costs and acquisition and origination fees and expenses; (iii) the estimated value does not take into account how market fluctuations affect the value of our investments, including how the current disruptions in the financial and real estate markets may affect the values of our investments; and (iv) the estimated value does not take into account how developments related to individual assets may have increased or decreased the value of our portfolio.

When determining the estimated value of our shares by methods other than the last price paid to acquire a share in this primary offering, our advisor, or another firm we choose for that purpose, will estimate the value of our shares based upon a number of assumptions that may not be accurate or complete. Accordingly, these estimates may not be an accurate reflection of the fair market value of our investments and will not likely represent the amount of net proceeds that would result from an immediate sale of our assets.

General Risks Related to Investments in Real Estate

Economic and regulatory changes that impact the real estate market generally may decrease the value of our investments and weaken our operating results.

Our properties and their performance are subject to the risks typically associated with real estate, including:

•	downturns in national, regional and local economic conditions;

•	competition from other office and industrial buildings;

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adverse local conditions, such as oversupply or reduction in demand for office and industrial buildings and changes in real estate zoning laws that may reduce the desirability of real estate in an area;

•	vacancies, changes in market rental rates and the need to periodically repair, renovate and re-let space;

•	changes in the supply of or the demand for similar or competing properties in an area;

•	changes in interest rates and the availability of permanent mortgage financing, which may render the sale of a property or loan difficult or unattractive;

•	changes in tax, real estate, environmental and zoning laws; and

•	periods of high interest rates and tight money supply.

Any of the above factors, or a combination thereof, could result in a decrease in the value of our investments, which would have an adverse effect on our operations, on our ability to pay distributions to our stockholders and on the value of our stockholders’ investment.

If our acquisitions fail to perform as expected, cash distributions to our stockholders may decline.

Since breaking escrow in June 2008, we have made acquisitions of properties and other real estate-related assets. If these assets do not perform as expected we may have less cash flow from operations available to fund distributions and investor returns may be reduced.

Competition with third parties in acquiring properties and other investments may reduce our profitability and the return on our stockholders’ investment.

We face competition from various entities for investment opportunities in commercial and office properties, including other REITs, pension funds, insurance companies, investment funds and companies, partnerships, and developers. Many of these entities have substantially greater financial resources than we do and may be able to accept more risk than we can prudently manage, including risks with respect to the creditworthiness of a tenant or the geographic location of its investments. Competition from these entities may reduce the number of suitable investment opportunities offered to us or increase the bargaining power of property owners seeking to sell. Additionally, disruptions and dislocations in the credit markets have materially impacted the cost and availability of debt to finance real estate acquisitions, which is a key component of our acquisition strategy. This lack of available debt could result in a further reduction of suitable investment opportunities and create a competitive advantage for other entities that have greater financial resources than we do. In addition, the number of entities and the amount of funds competing for suitable investments may increase. If we acquire properties and other investments at higher prices and/or by using less-than-ideal capital structures, our returns will be lower and the value of our assets may not appreciate or may decrease significantly below the amount we paid for such assets. If such events occur, our stockholders may experience a lower return on their investment.

Risks Related to Real Estate-Related Investments

The mortgage loans we invest in and the mortgage loans underlying the mortgage securities we invest in are subject to delinquency, foreclosure and loss, which could result in losses to us.

Commercial real estate loans are secured by multifamily or commercial property and are subject to risks of delinquency and foreclosure. The ability of a borrower to repay a loan secured by an income-producing property typically is dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower’s ability to repay the loan may be impaired. Net operating income of an income-producing property can be affected by, among other things: tenant mix, success of tenant businesses, property management decisions, property location and condition, competition from comparable types of properties, changes in laws that increase operating expenses or limit rents that may be charged, any need to address environmental contamination at the property, the occurrence of any uninsured casualty at the property, changes in national, regional or local economic conditions and/or specific industry segments, declines in regional or local real estate values, declines in regional or local rental or occupancy rates, increases in interest rates, real estate tax rates and other operating expenses, changes in governmental rules, regulations and fiscal policies, including environmental legislation, natural disasters, terrorism, social unrest and civil disturbances.

In the event of any default under a mortgage loan held directly by us, we will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the mortgage loan, which could have a material adverse effect on our cash flow from operations. Foreclosure of a mortgage loan can be an expensive and lengthy process that could have a substantial negative effect on our anticipated return on the foreclosed mortgage loan. In the event of the bankruptcy of a mortgage loan borrower, the mortgage loan to such borrower will be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the mortgage loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law.

Our investments in subordinated loans and subordinated mortgage-backed securities may be subject to losses.

We intend to acquire or originate subordinated loans and invest in subordinated mortgage-backed securities. In the event a borrower defaults on a subordinated loan and lacks sufficient assets to satisfy our loan, we may suffer a loss of principal or interest. In the event a borrower declares bankruptcy, we may not have full recourse to the assets of the borrower, or the assets of the borrower may not be sufficient to satisfy the loan. If a borrower defaults on our loan or on debt senior to our loan, or in the event of a borrower bankruptcy, our loan will be satisfied only after the senior debt is paid in full. Where debt senior to our loan exists, the presence of intercreditor arrangements may limit our ability to amend our loan documents, assign our loans, accept prepayments, exercise our remedies (through “standstill periods”), and control decisions made in bankruptcy proceedings relating to borrowers.

In general, losses on a mortgage loan included in a securitization will be borne first by the equity holder of the property, then by a cash reserve fund or letter of credit, if any, and then by the “first loss” subordinated security holder. In the event of default and the exhaustion of any equity support, reserve fund, letter of credit and any classes of securities junior to those in which we invest, we may not be able to recover all of our investment in the securities we purchase. In addition, if the underlying mortgage portfolio has been overvalued by the originator, or if the values subsequently decline and, as a result, less collateral is available to satisfy interest and principal payments due on the related mortgage-backed securities, the securities in which we invest may effectively become the “first loss” position behind the more senior securities, which may result in significant losses to us.

Prepayments can adversely affect the yields on our investments.

The yields on our debt investments may be affected by the rate of prepayments differing from our projections. Prepayments on debt instruments, where permitted under the debt documents, are influenced by changes in current interest rates and a variety of economic, geographic and other factors beyond our control, and consequently, such prepayment rates cannot be predicted with certainty. If we are unable to invest the proceeds of such prepayments received, the yield on our portfolio will decline. In addition, we may acquire assets at a discount or premium and if the asset does not repay when expected, our anticipated yield may be impacted. Under certain interest rate and prepayment scenarios we may fail to recoup fully our cost of acquisition of certain investments.

If credit spreads widen before we obtain long-term financing for our assets, the value of our assets may suffer.

We will price our assets based on our assumptions about future credit spreads for financing of those assets. We expect to obtain longer-term financing for our assets using structured financing techniques in the future. In such financings, interest rates are typically set at a spread over a certain benchmark, such as the yield on United States Treasury obligations, swaps, or LIBOR. If the spread that borrowers will pay over the benchmark widens and the rates we charge on our assets to be securitized are not increased accordingly, this may reduce our income or cause losses.

Hedging against interest rate exposure may adversely affect our earnings, limit our gains or result in losses, which could adversely affect cash available for distribution to our stockholders.

We may enter into interest rate swap agreements or pursue other interest rate hedging strategies. Our hedging activity will vary in scope based on the level of interest rates, the type of portfolio investments held, and other changing market conditions. Interest rate hedging may fail to protect or could adversely affect us because, among other things:

•	interest rate hedging can be expensive, particularly during periods of rising and volatile interest rates;

•	available interest rate hedging may not correspond directly with the interest rate risk for which protection is sought;

•	the duration of the hedge may not match the duration of the related liability or asset;

•	the amount of income that a REIT may earn from hedging transactions to offset interest rate losses is limited by federal tax provisions governing REITs;

•	the credit quality of the party owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction;

•	the party owing money in the hedging transaction may default on its obligation to pay; and

•	we may purchase a hedge that turns out not to be necessary, i.e., a hedge that is out of the money.

Any hedging activity we engage in may adversely affect our earnings, which could adversely affect cash available for distribution to our stockholders. Therefore, while we may enter into such transactions to seek to reduce interest rate risks, unanticipated changes in interest rates may result in poorer overall investment performance than if we had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged or liabilities being hedged may vary materially. Moreover, for a variety of reasons, we may not seek to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Any such imperfect correlation may prevent us from achieving the intended accounting treatment and may expose us to risk of loss.

Hedging instruments often are not traded on regulated exchanges, guaranteed by an exchange or its clearing house, or regulated by any U.S. or foreign governmental authorities and involve risks and costs.

The cost of using hedging instruments increases as the period covered by the instrument increases and during periods of rising and volatile interest rates. We may increase our hedging activity and thus increase our hedging costs during periods when interest rates are volatile or rising and hedging costs have increased. In addition, hedging instruments involve risk since they often are not traded on regulated exchanges, guaranteed by an exchange or its clearing house, or regulated by any U.S. or foreign governmental authorities. Consequently, there are no requirements with respect to record keeping, financial responsibility or segregation of customer funds and positions. Furthermore, the enforceability of agreements underlying derivative transactions may depend on compliance with applicable statutory, commodity and other regulatory requirements and, depending on the identity of the counterparty, applicable international requirements. The business failure of a hedging counterparty with whom we enter into a hedging transaction will most likely result in a default. Default by a party with whom we enter into a hedging transaction may result in the loss of unrealized profits and force us to cover our resale commitments, if any, at the then-current market price. Although generally we will seek to reserve the right to terminate our hedging positions, it may not always be possible to dispose of or close out a hedging position without the consent of the hedging counterparty, and we may not be able to enter into an offsetting contract in order to cover our risk. We cannot be certain that a liquid secondary market will exist for hedging instruments purchased or sold, and we may be required to maintain a position until exercise or expiration, which could result in losses.

Declines in the market values of our investments may adversely affect periodic reported results of operations and credit availability, which may reduce earnings and, in turn, cash available for distribution to our stockholders.

A portion of our assets may be classified for accounting purposes as “available-for-sale.” These investments are carried at estimated fair value and temporary changes in the market values of those assets will be directly charged or credited to stockholders’ equity without impacting net income on the income statement. Moreover, if we determine that a decline in the estimated fair value of an available-for-sale security below its amortized value is other-than-temporary, we will recognize a loss on that security on the income statement, which will reduce our earnings in the period recognized.

A decline in the market value of our assets may adversely affect us particularly in instances where we have borrowed money based on the market value of those assets. If the market value of those assets declines, the lender may require us to post additional collateral to support the loan. If we were unable to post the additional collateral, we may have to sell assets at a time when we might not otherwise choose to do so. A reduction in credit available may reduce our earnings and, in turn, cash available for distribution to stockholders.

Further, credit facility providers may require us to maintain a certain amount of cash reserves or to set aside unlevered assets sufficient to maintain a specified liquidity position, which would allow us to satisfy our collateral obligations. As a result, we may not be able to leverage our assets as fully as we would choose, which could reduce our return on equity. In the event that we are unable to meet these contractual obligations, our financial condition could deteriorate rapidly.

Market values of our investments may decline for a number of reasons, such as changes in prevailing market rates, increases in defaults, increases in voluntary prepayments for those investments that we have that are subject to prepayment risk, widening of credit spreads and downgrades of ratings of the securities by ratings agencies.

Some of our portfolio investments will be carried at estimated fair value as determined by us and, as a result, there may be uncertainty as to the value of these investments.

Some of our portfolio investments will be in the form of securities that are recorded at fair value but that have limited liquidity or are not publicly traded. The fair value of securities and other investments that have limited liquidity or are not publicly traded may not be readily determinable. We estimate the fair value of these investments on a quarterly basis. Because such valuations are inherently uncertain, may fluctuate over short periods of time and may be based on numerous estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed. The value of our common stock could be adversely affected if our determinations regarding the fair value of these investments are materially higher than the values that we ultimately realize upon their disposal.

Risks Associated with Debt Financing

We may not be able to access financing sources on attractive terms, which could adversely affect our ability to execute our business plan.

We may finance our assets over the long-term through a variety of means, including repurchase agreements, credit facilities, issuance of commercial mortgage-backed securities, collateralized debt obligations and other structured financings. Our ability to execute this strategy will depend on various conditions in the markets for financing in this manner that are beyond our control, including lack of liquidity and greater credit spreads. We cannot be certain that these markets will remain an efficient source of long-term financing for our assets. If our strategy is not viable, we will have to find alternative forms of long-term financing for our assets, as secured revolving credit facilities and repurchase facilities may not accommodate long-term financing. This could subject us to more recourse indebtedness and the risk that debt service on less efficient forms of financing would require a larger portion of our cash flows, thereby reducing cash available for distribution to our stockholders and funds available for operations as well as for future business opportunities.

100 & 200 Campus Drive Mortgage Loan Modification and Extension

On September 9, 2008, we entered into a six-month bridge loan with Wells Fargo Bank, National Association (the “Lender”) for approximately $89.8 million secured by two four-story office buildings located at 100 and 200 Campus Drive in Florham Park, New Jersey (the “100 & 200 Campus Drive Mortgage Loan”). The 100 & 200 Campus Drive Mortgage Loan had an initial maturity date of March 9, 2009, with an option to extend the maturity date to June 9, 2009, and bore interest, at our option, at either the prime rate or 225 basis points over the one-month, three-month, or six-month LIBOR rate.

On March 17, 2009, we entered into a loan modification agreement with the Lender dated March 11, 2009 to extend the maturity date of the 100 & 200 Campus Drive Mortgage Loan to June 9, 2009. We also executed an amended and restated promissory note to increase the interest rate on the loan. During the extension period, the 100 & 200 Campus Drive Mortgage Loan will bear interest at a rate of 350 basis points over the LIBOR rate, as reset daily, with the option to request a fixed rate equal to 350 basis points over the one-month LIBOR rate. We currently intend to refinance the loan balance on a long-term basis upon the expiration of the extension period.

Monthly installments on the loan are interest-only and the entire principal amount is due on the maturity date, assuming no prior principal prepayment.

Indebtedness

As of March 24, 2009, we had $254.5 million of mortgage and mezzanine debt outstanding. Our mortgage and mezzanine debt consisted of $140.9 million of fixed rate mortgage and mezzanine debt and $113.6 million of variable rate mortgage debt. Our fixed rate mortgage and mezzanine debt outstanding relates to our acquisition of the 300-600 Campus Drive Buildings. Our variable rate mortgage debt outstanding relates to our financings of Mountain View Corporate Center, the 100 & 200 Campus Drive Buildings and the 350 E. Plumeria Building. Further, as of March 24, 2009, an additional $4.0 million is available for future disbursement under the 350 E. Plumeria Building Mortgage Loan for our general cash management requirements, subject to certain conditions set forth in the loan agreement. Of the $254.5 million of debt outstanding as of March 24, 2009, $160.6 million is scheduled to mature within five months of that date. At March 24, 2009, our real estate and real estate-related investment portfolio is 42% leveraged.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our accompanying consolidated balance sheets as of December 31, 2008 and 2007, the related consolidated statements of stockholders’ equity for the period from July 12, 2007 (inception) to December 31, 2007 and the year ended December 31, 2008, and the related consolidated statements of operations and cash flows for the year ended December 31, 2008 and the accompanying financial statement schedules, all included in this supplement.

This discussion contains forward-looking statements that can be identified with the use of forward-looking terminology such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Actual results may differ from those described in forward-looking statements. For a discussion of the factors that could cause actual results to differ from those anticipated, see “Risk Factors” in the prospectus and “Risk Factors” in this supplement.

Overview

We are a newly organized Maryland corporation that intends to qualify as a REIT beginning with the taxable year that ended December 31, 2008. On September 27, 2007, we filed a registration statement on Form S-11 with the Securities and Exchange Commission (“SEC”) to offer a minimum of 250,000 shares and a maximum of 280,000,000 shares of common stock for sale to the public, of which 80,000,000 shares are being offered pursuant to our dividend reinvestment plan. The SEC declared our registration statement for this offering effective on April 22, 2008 and we broke escrow in this offering on June 24, 2008. We expect to sell the 200,000,000 shares offered in this offering over a two-year period. If we have not sold all of the shares within two years, we may continue this offering beyond that date.

We intend to acquire and manage a diverse portfolio of real estate and real estate-related assets. We plan to diversify our portfolio by investment type, investment size and investment risk with the goal of attaining a portfolio of income-producing real estate and real estate-related assets that provide attractive and stable returns to our investors. We intend to allocate between 60% and 70% of our portfolio to investments in core properties and allocate between 30% and 40% of our portfolio to real estate-related investments such as mortgage, mezzanine, bridge and other loans; debt and derivative securities related to real estate assets, including mortgage-backed securities; and the equity securities of other REITs and real estate companies. We do not expect our non-controlling equity investments in other public companies to exceed 5% of the proceeds of this offering, assuming we sell the maximum offering amount, or to represent a substantial portion of our assets at any one time. Although this is our current target portfolio, we may make adjustments to our target portfolio based on real estate market conditions and investment opportunities. We will not forego a good investment because it does not precisely fit our expected portfolio composition. Thus, to the extent that our advisor presents us with good investment opportunities that allow us to meet the REIT requirements under the Code and maintain our exemption from registering as an investment company under the Investment Company Act of 1940, as amended, our portfolio composition may vary significantly from what we initially expect.

KBS Capital Advisors LLC (“KBS Capital Advisors”) is our advisor. As our advisor, KBS Capital Advisors manages our day-to-day operations and our portfolio of real estate assets. KBS Capital Advisors makes recommendations on all investments to our board of directors. KBS Capital Advisors also provides asset-management, marketing, investor-relations and other administrative services on our behalf.

We intend to make an election to be taxed as a REIT under the Code beginning with the taxable year that ended December 31, 2008. If we qualify as a REIT for federal income tax purposes, we generally will not be subject to federal income tax on income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year after electing REIT status, we will be subject to federal income tax on our taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year in which our qualification is denied. Such an event could materially and adversely affect our net income and cash available for distribution. However, we believe that we are organized and operate in a manner that will enable us to qualify for treatment as a REIT for federal income tax purposes beginning with our taxable year ended December 31, 2008, and we intend to continue to operate so as to remain qualified as a REIT for federal income tax purposes thereafter.

Market Outlook - Real Estate and Real Estate Finance Markets

In the second half of 2007 the residential mortgage and capital markets began showing signs of stress, primarily in the form of escalating default rates on sub-prime mortgages, declining home values and increasing inventory nationwide. In 2008, the “credit crisis” spread to the broader commercial credit and financial markets resulting in illiquidity and volatility in the markets for corporate bonds, asset-backed securities and commercial real estate bonds and loans; we cannot foresee when these markets will stabilize. The United States economy is currently in a recession, which has negatively affected all businesses, including ours.

These disruptions in the financial markets and deteriorating economic conditions have increased the cost of credit in the commercial real estate sector and could adversely affect the values of our investments. Turmoil in the capital markets has constrained equity and debt capital available for investment in commercial real estate, resulting in fewer real estate transactions, increased capitalization rates and lower property values. Furthermore, these deteriorating economic conditions have negatively impacted and may continue to negatively impact commercial real estate fundamentals and may result in lower occupancy, lower rental rates and declining values in our real estate portfolio, in the collateral securing our loan investments and in any future real estate or real estate-related investments we may make.

Over the short-term, management expects continued volatility in the capital markets and with that, continued volatility in the commercial real estate, the real estate finance and the structured finance markets. This may present a short-term opportunity to acquire real estate investments, real estate loans and other real estate-related investments that are undervalued. However, the opportunity may be hampered by the decreased availability and the increased cost of capital and uncertainty as to when credit markets and the general economy will stabilize.

Liquidity and Capital Resources

Our principal demand for funds during the short and long-term is and will be for the acquisition of properties, loans and other real estate-related investments, the payment of operating expenses, capital expenditures, general and administrative expenses, payments under debt obligations and distributions to stockholders. We have had three primary sources of capital for meeting our cash requirements:

•	Proceeds from this offering, including our dividend reinvestment plan;

•	Debt financings; and

•	Cash flow generated by our real estate operations and real estate loan receivable.

For the year ended December 31, 2008, our cash needs for acquisitions have been met primarily with a combination of proceeds from this offering and debt financing. Operating cash needs have been met through cash flow generated by our properties and investments, as well as through the use of debt financing. We believe that our cash on hand, cash flow from operations and anticipated financing activities are sufficient to meet our liquidity needs for the foreseeable future.

Cash Flows from Operating Activities

We commenced real estate operations with the acquisition of our first real estate investment on July 30, 2008. We generated $4.9 million in net cash flows from operating activities primarily from the operations of the assets we acquired during the year ended December 31, 2008. We expect that our cash flows from operating activities will increase in future years as a result of owning the assets acquired during 2008 for a full year and as a result of anticipated future acquisitions of real estate and real estate-related assets.

Cash Flows from Investing Activities

Net cash used in investing activities was $495.5 million for the year ended December 31, 2008. This was primarily due to the acquisition of four real estate properties for $437.4 million and one real estate loan investment for $58.0 million during the year ended December 31, 2008.

Cash Flows from Financing Activities

Net cash provided by financing activities was $547.1 million for the year ended December 31, 2008, and consisted of the following:

Debt Financings

•

Net aggregate borrowings of $271.4 million related to (i) borrowings totaling $268.6 million related to the purchase of three real estate properties and (ii) loan draws of $2.8 million used to fund general cash management requirements.

•	Payments of deferred financing costs related to the financings of real estate of $1.1 million.

Primary Public Offering and Payment of Offering and Other Costs and Expenses

•	Net primary offering proceeds related to this offering of $278.1 million (after payment of selling commissions, dealer manager fees and other organization and offering expenses of $34.2 million).

Distributions to Common Stockholders

•

During 2008 we declared distributions totaling $4.9 million. Of this amount, $1.4 million was paid to our investors, $1.9 million was reinvested through our dividend reinvestment plan and $1.6 million was payable as of December 31, 2008.

As of December 31, 2008, our liabilities totaled $300.6 million and consisted primarily of a long-term note payable and short-term mortgage loans and mezzanine debt. The long-term note payable is a $93.9 million mortgage loan with a fixed interest rate of 5.9% at December 31, 2008. Short-term notes payable consisted of $130.5 million of variable rate mortgage and mezzanine loans with a weighted-average interest rate of 4.60% and a $47.0 million mezzanine loan with a fixed interest rate of 5.8% at December 31, 2008.

As discussed above, in 2007 and throughout 2008, the global capital markets have experienced significant dislocations and liquidity disruptions that have caused the credit spreads of debt to widen considerably. These circumstances have materially impacted the cost and availability of debt to borrowers. Our investment strategy is to utilize primarily secured and possibly unsecured debt to finance our investment portfolio; however, given the current debt market environment, we may elect to forego the use of debt on some or all of our future real estate acquisitions. Management remains vigilant in monitoring the risks inherent in our portfolio and is taking actions to ensure that we are positioned to take advantage of the current conditions in the capital markets. We may elect to obtain financing subsequent to the acquisition date on future real estate properties and initially acquire investments without debt financing. Once we have fully invested the proceeds of this offering, we expect our debt financing to be between 50% and 65% of the cost of our tangible assets (before deducting depreciation or other noncash reserves). Our charter limits our borrowings to 75% of the cost (before deducting depreciation or other noncash reserves) of our tangible assets; however, we may exceed that limit if the majority of the conflicts committee approves each borrowing in excess of our charter limitation and we disclose such borrowings to our stockholders in our next quarterly report with an explanation from the conflicts committee of the justification for the excess borrowing. During the early stages of this offering, and to the extent financing in excess of this limit is available at attractive terms, the conflicts committee may approve debt in excess of this limit. From time to time, our debt financing may be below 50% of the cost of our tangible assets due to the lack of availability of debt financing. As of December 31, 2008, our borrowings were approximately 47% of the cost of all our tangible assets (before depreciation or other noncash reserves).

In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to make certain payments to our advisor and the dealer manager. During our organization and offering stage, these payments will include payments to the dealer manager for selling commissions and dealer manager fees and payments to the dealer manager and our advisor for reimbursement of certain organization and other offering expenses. However, our advisor has agreed to reimburse us to the extent that selling commissions, dealer manager fees and organization and other offering expenses incurred by us exceed 15% of our gross offering proceeds. During our acquisition and development stage, we expect to make payments to our advisor in connection with the selection and origination or purchase of real estate and real estate-related investments, the management of our assets and costs incurred by our advisor in providing services to us. The advisory agreement has a one-year term but may be renewed for an unlimited number of successive one-year periods upon the mutual consent of KBS Capital Advisors and our conflicts committee.

Contractual Commitments and Contingencies

The following is a summary of our contractual obligations as of December 31, 2008:

		Payments Due During the Years Ending December 31,
Contractual Obligations	Total	2009	2010-2011	2012-2013	Thereafter
Outstanding debt obligations (1)	$271,446,200	$177,596,200	$-	$-	$93,850,000
Interest payments on outstanding debt obligations (2)	$31,987,114	$8,321,487	$11,074,300	$11,074,300	$1,517,027

(1) Amounts include principal payments only.

(2) Projected interest payments are based on the outstanding principal amounts and weighted-average interest rates for the current year-to-date. We incurred interest expense of $3.8 million, excluding amortization of deferred financing costs totaling $0.5 million, during the year ended December 31, 2008.

Results of Operations

Our results of operations for the year ended December 31, 2008 are not indicative of those expected in future periods as we broke escrow in this offering on June 24, 2008 and commenced real estate operations on July 30, 2008 in connection with the acquisition of our first investment. During the period from inception (July 12, 2007) to December 31, 2007, we had been formed but had not yet commenced operations, as we had not yet begun this offering. As a result, we had no material results of operations for that period. The SEC declared the registration statement for this offering effective on April 22, 2008 and we retained KBS Capital Markets Group LLC, an affiliate of our advisor, to serve as the dealer manager of the offering.

As of December 31, 2008, we had acquired three office properties, one office/flex property and one real estate loan receivable for an aggregate purchase price of approximately $495.6 million, including closing costs. We expect that all income and expenses related to our portfolio will increase in future years as a result of owning the investments acquired in 2008 for a full year and as a result of the additive effect of anticipated future acquisitions of real estate and real estate-related assets.

Rental income for our real estate properties, all of which were acquired during the year ended December 31, 2008, totaled $11.9 million and tenant reimbursements totaled $2.2 million for the year ended December 31, 2008. We acquired two of our properties during the third quarter, on July 30, 2008 and September 9, 2008, and two properties during the fourth quarter, on October 10, 2008 and December 18, 2008. As a result, our financial statements do not reflect a full period of operations for these properties.

Interest income from our real estate loan receivable, calculated using the interest method, was $20,840 for the year ended December 31, 2008. We acquired our real estate loan receivable on December 31, 2008. We expect that interest income will be substantially higher in future years as a result of owning the real estate loan receivable for a full year and as a result of the additive effect of anticipated future acquisitions.

Property operating costs were $3.3 million for the year ended December 31, 2008. We expect this amount to increase in future years as a result of owning the properties for a full year and as a result of the additive effect of anticipated future acquisitions.

Asset management fees with respect to our real estate and real estate-related investments totaled $0.9 million for the year ended December 31, 2008. All asset management fees incurred as of December 31, 2008 have been paid. We expect this amount to increase in future years as a result of owning our investments for a full year and as a result of the additive effect of anticipated future acquisitions.

General and administrative expenses for the year ended December 31, 2008 totaled $0.8 million. These general and administrative costs consisted primarily of insurance premiums, independent director fees and professional fees. We expect general and administrative costs to increase in future years as a result of a full year of operations as well as increased activity as we make real estate investments but to decrease as a percentage of total revenue.

Depreciation and amortization expenses for the year ended December 31, 2008 were $7.0 million, and real estate taxes and insurance were $0.9 million. We expect these amounts to increase in future years as a result of owning the properties for a full year and as a result of the additive effect of anticipated future acquisitions.

During the year ended December 31, 2008, we incurred interest expense of $4.3 million including amortization of deferred financing costs of $0.5 million. Three of our real estate property acquisitions were financed with $268.7 million in debt. Our interest expense in future periods will vary based on our level of future borrowings, which will depend on the amount of proceeds raised in this offering, the cost of borrowings and the opportunity to acquire real estate and real estate-related assets meeting our investment objectives.

Interest income for the year ended December 31, 2008 was $0.6 million and consisted mainly of interest earned on our deposit accounts.

For the year ended December 31, 2008, we had a net loss of $2.6 million. Our operating loss is due primarily to (i) the combination of depreciation and amortization expense and interest expense in excess of revenue less operating expenses and (ii) our limited operations as we commenced real estate operations on July 30, 2008.

Organization and Offering Costs

Our organization and offering costs (other than selling commissions and dealer manager fees) may be paid by our advisor, the dealer manager or their affiliates on our behalf. Other offering costs include all expenses to be incurred by us in connection with this offering, including but not limited to (i) legal, accounting, printing, mailing and filing fees; (ii) charges of the escrow holder and transfer agent; (iii) charges of our advisor for administrative services related to the issuance of shares in the offering; (iv) reimbursement of the dealer manager for amounts it may pay to reimburse the bona fide diligence expenses of broker-dealers; (v) reimbursement to our advisor for costs in connection with preparing supplemental sales materials; (vi) the cost of bona fide training and education meetings held by us (primarily the travel, meal and lodging costs of registered representatives of broker-dealers); (vii) reimbursement to the dealer manager for attendance and sponsorship fees and cost reimbursements for employees of the dealer manager to attend retail seminars conducted by broker-dealers; and (viii) in special cases, reimbursement to participating broker-dealers for technology costs associated with the offering, costs and expenses related to such technology costs, and costs and expenses associated with the facilitation of the marketing of the shares in the offering and the ownership of the shares by such broker-dealers’ customers. Organization costs include all expenses to be incurred by us in connection with our formation, including but not limited to legal fees and other incorporation costs.

Pursuant to the advisory agreement and the dealer manager agreement, we are obligated to reimburse our advisor, the dealer manager or their affiliates, as applicable, for organization and other offering costs paid by them on our behalf, provided that our advisor is obligated to reimburse us to the extent selling commissions, dealer manager fees and organization and other offering costs incurred by us exceed 15% of gross proceeds from this offering. Through December 31, 2008 our advisor, dealer manager, and their affiliates have incurred on our behalf organization and other offering costs of $5.5 million, of which $0.3 million was payable at December 31, 2008. These costs become a liability to us only to the extent selling commissions, dealer manager fees and organization and other offering costs incurred by us do not exceed 15% of the gross proceeds from this offering. As of December 31, 2008, selling commissions, dealer manager fees, and organization and other offering costs did not exceed 15% of the gross offering proceeds. Through December 31, 2008, including shares issued through our dividend reinvestment plan, we had issued 31,495,364 shares in this offering for gross offering proceeds of approximately $314.2 million and recorded organization and other offering costs of $5.5 million and selling commissions and dealer manager fees of $29.1 million. Organization costs are expensed as incurred and offering costs, which include selling commissions and dealer manager fees, are charged as incurred as a reduction to stockholders’ equity.

Distributions

During our offering stage, when we may raise capital in this offering more quickly than we acquire income-producing assets and for some period after our offering stage, we may not be able to pay distributions solely from our cash flow from operations or funds from operations (“FFO”), in which case distributions may be paid in part from debt financing. For the year ended December 31, 2008, we declared aggregate distributions of $4.9 million. FFO for the year ended December 31, 2008 was $4.4 million and our cash flow from operations was $4.9 million. The shortfall between FFO and distributions of $0.5 million was funded with debt financing. See the reconciliation of FFO to net loss below.

Over the long-term, we expect that a greater percentage of our distributions will be paid from cash flow from operations and FFO (except with respect to distributions related to sales of our assets and distributions related to the repayment of principal under any investments we make in mortgage, mezzanine and other loans). However, operating performance cannot be accurately predicted due to numerous factors, including our ability to raise and invest capital at favorable yields, the financial performance of our investments in the current real estate and financial environment, the types and mix of investments in our portfolio and the accounting treatment of our investments in accordance with our accounting policies. As a result, future distributions declared and paid may exceed cash flow from operations.

Funds from Operations

We believe that FFO is a beneficial indicator of the performance of any equity REIT. Because FFO calculations exclude such items as depreciation and amortization of real estate assets and gains and losses from sales of operating real estate assets (which can vary among owners of identical assets in similar conditions based on historical cost accounting and useful-life estimates), they facilitate comparisons of operating performance between periods and between other REITs. Our management believes that historical cost accounting for real estate assets in accordance with U.S. generally accepted accounting principles (“GAAP”) implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. As a result, we believe that the use of FFO, together with the required GAAP presentations, provides a more complete understanding of our performance relative to our competitors and a more informed and appropriate basis on which to make decisions involving operating, financing, and investing activities. Other REITs may not define FFO in accordance with the current National Association of Real Estate Investment Trusts (“NAREIT”) definition or may interpret the current NAREIT definition differently than we do.

FFO is a non-GAAP financial measure and does not represent net income as defined by GAAP. Net income as defined by GAAP is the most relevant measure in determining our operating performance because FFO includes adjustments that investors may deem subjective, such as adding back expenses such as depreciation and amortization. Accordingly, FFO should not be considered as an alternative to net income as an indicator of our operating performance.

Our calculation of FFO, which we believe is consistent with the calculation of FFO as defined by NAREIT, is presented in the following table for the year ended December 31, 2008:

For the Year Ended December 31, 2008
Net loss	$(2,581,652)
Add:
Depreciation of real estate assets	2,314,494
Amortization of lease-related costs	4,659,444

FFO	$4,392,286

Set forth below is additional information related to certain noncash items included in net loss above, which may be helpful in assessing our operating results. Please see the accompanying consolidated statements of cash flows for details of our operating, investing, and financing cash activities.

Noncash Items Included in Net Loss:

•	Revenues in excess of actual cash received of $0.6 million for the year ended December 31, 2008, as a result of straight-line rent;

•	Revenues in excess of actual cash received of approximately $1.7 million for the year ended December 31, 2008, as a result of amortization of above-market/below-market in-place leases; and

•	Amortization of deferred financing costs, which related to notes payable of approximately $0.5 million for the year ended December 31, 2008, were recognized as interest expense.

Operating cash flow and FFO may also be used to fund all or a portion of certain capitalizable items that are excluded from FFO, such as capitalized interest from a loan, tenant improvements, building improvements, and deferred lease costs.

Critical Accounting Policies

Below is a discussion of the accounting policies that management considers critical in that they involve significant management judgments and assumptions, require estimates about matters that are inherently uncertain and because they are important for understanding and evaluating our reported financial results. These judgments affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Real Estate

Depreciation and Amortization

We have to make subjective assessments as to the useful lives of our depreciable assets. These assessments have a direct impact on our net income, because, if we were to shorten the expected useful lives of our investments in real estate, we would depreciate these investments over fewer years, resulting in more depreciation expense and lower net income on an annual basis throughout the expected useful lives of these investments. We consider the period of future benefit of an asset to determine its appropriate useful life. We anticipate the estimated useful lives of our assets by class to be as follows:

Buildings	25-40 years
Building improvements	10-25 years
Tenant improvements	Shorter of lease term or expected useful life
Tenant origination and absorption costs	Remaining term of related lease

Real Estate Purchase Price Allocation

Real estate, consisting of land, buildings and improvements, is recorded at cost. We allocate the cost of an acquisition to the acquired tangible assets and identifiable intangibles based on their estimated fair values in accordance with Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations.

We record above-market and below-market in-place lease values for acquired properties based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. We amortize any recorded above-market or below-market lease values as a reduction or increase, respectively, to rental income over the remaining non-cancelable terms of the respective lease. Upon termination of a lease, the unamortized portion of the above-market or below-market lease intangible associated with the vacating tenant’s lease would be charged to rental income in that period.

We measure the aggregate value of other intangible assets acquired based on the difference between (i) the property valued with existing in-place leases adjusted to market rental rates and (ii) the property valued as if vacant. The value of these intangible assets is classified as tenant origination and absorption costs and is amortized over the remaining non-cancelable terms of the respective leases. We include the amortization of tenant origination and absorption costs as depreciation and amortization expense in the consolidated statement of operations. Management’s estimates of value are made using methods similar to those used by independent appraisers (e.g., discounted cash flow analysis). Factors considered by management in its analysis include an estimate of carrying costs during hypothetical expected lease-up periods considering current market conditions and costs to execute similar leases. Upon termination of a lease, the unamortized portion of tenant origination and absorption costs associated with the vacating tenant’s lease would be fully amortized in that period.

We also consider information obtained about each property as a result of our pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired. In estimating carrying costs, management also includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods. Management also estimates costs to execute similar leases, including leasing commissions and legal and other related expenses, to the extent that such costs have not already been incurred in connection with a new lease origination as part of the transaction.

The total amount of other intangible assets acquired is further allocated to in-place lease values and customer relationship intangible values, if any, based on management’s evaluation of the specific characteristics of each tenant’s lease and our overall relationship with that respective tenant. Characteristics considered by management in allocating these values include the nature and extent of our existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant’s credit quality and expectations of lease renewals (including those existing under the terms of the lease agreement), among other factors.

We amortize the value of in-place leases to expense over the initial term of the respective leases. The value of customer relationship intangibles are amortized to expense over the initial term and any renewal periods in the respective leases, but in no event will the amortization periods for the intangible assets exceed the remaining depreciable life of the building. Upon termination of a lease, the unamortized portion of the in-place lease value and customer relationship intangibles associated with the vacating tenant’s lease would be charged to expense in that period.

Estimates of the fair values of the tangible and intangible assets require us to estimate market lease rates, property-operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, and the number of years the property will be held for investment. The use of inappropriate estimates would result in an incorrect assessment of our purchase price allocation, which would impact the amount of our net income.

Impairment of Real Estate and Related Intangible Assets and Liabilities

We continually monitor events and changes in circumstances that could indicate that the carrying amounts of our real estate and related intangible assets and liabilities may not be recoverable and intangible liabilities may be incurred. When indicators of potential impairment suggest that the carrying value of real estate and related intangible assets and liabilities may not be recoverable, we assess the recoverability by estimating whether we will recover the carrying value of the real estate and related intangible assets and liabilities through its undiscounted future cash flows and its eventual disposition. If, based on this analysis, we do not believe that we will be able to recover the carrying value of the real estate and related intangible assets and liabilities, we would record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the real estate and related intangible assets and liabilities as defined by SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. We did not record any impairment loss on our real estate and related intangible assets and liabilities during the year ended December 31, 2008.

Projections of future cash flows require us to estimate the expected future operating income and expenses related to the real estate and its related intangible assets and liabilities as well as market and other trends. The use of inappropriate assumptions in our future cash flows analyses would result in an incorrect assessment of future cash flows and fair values of the real estate and its related intangible assets and liabilities and could result in the overstatement of the carrying values of our real estate and related intangible assets and liabilities and an overstatement of our net income.

Real Estate Loan Receivable

Our real estate loan receivable is recorded at amortized cost and evaluated for impairment at each balance sheet date under SFAS No. 114, Accounting by Creditors for Impairment of a Loan, an amendment of FASB Statements No. 5 and 15 (“SFAS 114”) and SFAS No. 5, Accounting for Contingencies (“SFAS 5”). The amortized cost of a real estate loan receivable is the outstanding unpaid principal balance, net of unamortized acquisition premiums or discounts and unamortized costs and fees directly associated with the origination or acquisition of the loan. Under SFAS 114, a real estate loan receivable is considered impaired when it becomes probable, based on current information, that we will be unable to collect all amounts due according to the loan’s contractual terms. We may purchase real estate loans at a discount to face value where at the acquisition date we expect to collect less than the contractual amounts due under the terms of the loan based, at least in part, on our assessment of the credit quality of the borrower. We will consider such real estate loan to be impaired when it becomes probable, based on current information, that we will be unable to collect all amounts we estimated we would be able to collect at the time of acquisition. The amount of impairment, if any, will be measured by comparing the recorded amount of the loan to the present value of the expected cash flows or the fair value of the collateral. If a loan is deemed to be impaired, we will record a loan loss reserve and a provision for loan losses to recognize impairment. We recorded no impairment losses on our real estate loan receivable during the year ended December 31, 2008. However, in the future, especially given the current market disruption, it may become probable that we will experience a loss from our investments in loans receivable requiring us to record loan loss reserves. Realized losses on individual loans could be material and significantly exceed any recorded reserves.

We will record real estate loans held for sale at the lower of amortized cost or fair value. We will determine fair value for loans held for sale by using current secondary market information for loans with similar terms and credit quality. If fair value is lower than the amortized cost basis of the loan, we will record a valuation allowance and a provision for loan losses to write the loan down to fair value.

Failure to recognize impairments would result in the overstatement of earnings and the carrying value of our real estate loans held for investment. Actual losses, if any, could differ from estimated amounts.

Revenue Recognition

We recognize minimum rent, including rental abatements and contractual fixed increases attributable to operating leases, on a straight-line basis over the term of the related leases and we record amounts expected to be received in later years as deferred rent. We record property operating expense reimbursements due from tenants for common area maintenance, real estate taxes and other recoverable costs in the period the related expenses are incurred.

We make estimates of the collectibility of our tenant receivables related to base rents, including straight-line rentals, expense reimbursements and other revenue or income. We specifically analyze accounts receivable and historical bad debts, customer creditworthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. In addition, with respect to tenants in bankruptcy, we make estimates of the expected recovery of pre-petition and post-petition claims in assessing the estimated collectibility of the related receivable. In some cases, the ultimate resolution of these claims can exceed one year. These estimates have a direct impact on our net income because a higher bad debt reserve results in lower earnings.

We will recognize gains on sales of real estate pursuant to the provisions of SFAS No. 66, Accounting for Sales of Real Estate (“SFAS 66”). The specific timing of a sale will be measured against various criteria in SFAS 66 related to the terms of the transaction and any continuing involvement associated with the property. If the criteria for profit recognition under the full-accrual method are not met, we will defer gain recognition and account for the continued operations of the property by applying the percentage-of-completion, reduced profit, deposit, installment or cost recovery methods, as appropriate, until the appropriate criteria are met.

Interest income on our real estate loan receivable is recognized on an accrual basis over the life of the investment using the interest method. Direct loan origination or acquisition fees and costs, as well as acquisition premiums or discounts, are amortized over the term of the loan as an adjustment to interest income. We will place loans on nonaccrual status when any portion of principal or interest is 90 days past due, or earlier when concern exists as to the ultimate collection of principal or interest. When a loan is placed on nonaccrual status, we will reverse the accrual for unpaid interest and will not recognize interest income until the cash is received, or the loan returns to accrual status.

If we purchase a real estate loan receivable at a discount to face value where we expect to collect less than the contractual amounts due under the loan and when that expectation is due, at least in part, to the credit quality of the borrower, we will recognize interest income in accordance with American Institute of Certified Public Accountants Statement of Position 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer (“SOP 03-3”). Under SOP 03-3, income is recognized at an interest rate equivalent to the estimated yield on the loan, as calculated using the carrying value of the loan and the expected cash flows. Changes in estimated cash flows are recognized through an adjustment to the yield on the loan on a prospective basis. Projecting cash flows for these types of loans requires a significant amount of assumptions and judgment, which may have a significant impact on the amount and timing of revenue recognized on these investments.

We will recognize interest income on real estate securities on an accrual basis according to the contractual terms of the securities. Discounts or premiums will be amortized to interest income over the life of the investment using the interest method.

Other income, including interest earned on our cash, is recognized as it is earned.

Income Taxes

We intend to elect to be taxed as a REIT under the Code, beginning with our taxable year ended December 31, 2008. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our annual REIT taxable income to our stockholders (which is computed without regard to the dividends-paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, we generally will not be subject to federal income tax on income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost unless the Internal Revenue Service grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders. However, we intend to organize and operate in such a manner as to qualify for treatment as a REIT.

Update to the KBS REIT I Prior Performance Information in the Prospectus

The continued disruptions in the financial markets and deteriorating economic conditions have adversely affected the fair values and recoverability of certain investments of KBS Real Estate Investment Trust, Inc. (“KBS REIT I”). KBS REIT I disclosed fair values below its book values for certain assets in its 2008 year-end financial statements and recognized impairments related to a limited number of assets.

At each financial statement reporting date KBS REIT I marks its marketable real estate securities to market and determines if any decline in the market value of an individual security below its adjusted cost basis is other-than-temporary based upon (i) the length of time and the extent to which the fair value has been less than the adjusted cost basis, (ii) an analysis of the anticipated future cash flow from the underlying collateral, (iii) KBS REIT I’s ability and intent to retain the investment for a period of time sufficient to allow for the recovery in the fair value and (iv) other factors. During the year ended December 31, 2008, KBS REIT I recognized other-than-temporary impairments of marketable real estate securities totaling approximately $50.1 million related to its floating rate CMBS and fixed rate securities, as discussed in more detail below.

KBS REIT I recognized an other-than-temporary impairment of $18.2 million on its floating rate CMBS investment due to a prolonged decrease of the market value of the securities below KBS REIT I’s cost basis for the investment, a downgrade in the credit rating of these securities in July 2008 and defaults in the collateral pool. The total impairment is equal to the entire approximately $18 million acquisition cost. KBS REIT I does not currently expect to recover any of its principal on this investment.

In addition, for the year ended December 31, 2008, KBS REIT I recognized an other-than-temporary impairment of $31.9 million on its fixed rate securities due to the size of the market value decline and the length of time the fair value both has been and is expected to be below KBS REIT I’s cost. KBS REIT I acquired the fixed rate investment grade securities with a face amount of approximately $82 million for approximately $44 million in June 2008. The market value of these securities was adversely affected by market perceptions that defaults on the underlying mortgage loans will increase.

With respect to its loan portfolio, KBS REIT I considers a loan held for investment to be impaired when it becomes probable, based on current information, that it will be unable to collect all amounts estimated to be collected at the time of acquisition. The amount of impairment, if any, will be measured by comparing the recorded amount of the loan to (i) the present value of the expected cash flows discounted at the loan’s effective interest rate, (ii) the loan’s observable market price or (iii) the fair value of the collateral. During the year ended December 31, 2008, KBS REIT I recorded an impairment charge for the full amount of its $50 million subordinated debt investment in Petra Fund REIT Corp. (“Petra”). Petra is a private real estate investment trust that invests in high-yield and structured assets secured by commercial and residential real estate. The volatility in the debt markets has negatively affected the value of Petra’s assets and its access to capital. KBS REIT I no longer believes that it will be able to collect all amounts estimated to be collected at the time KBS REIT I acquired this debt. In addition, KBS REIT I recorded a provision for portfolio-based loan losses of $54.0 million related to its investment in the remaining real estate loans receivable. The portfolio-based reserve component covers the pool of loans that do not have asset-specific reserves. A provision for loan losses is recorded when available information as of each balance sheet date indicates that it is probable that the pool of loans will recognize a loss and the amount of the loss can be reasonably estimated. In the future, especially given the current market instability, KBS REIT I may recognize material charges for impairment with respect to investments other than those described above or a different impairment charge for investments described above. Moreover, even if KBS REIT I does not recognize any material charge for impairment with respect to an asset, the fair value of the asset may have declined based on general economic conditions or other factors.

Due to the level of redemption requests already received in 2009 and the amounts KBS REIT I had budgeted from net proceeds from the dividend reinvestment plan for current and future capital expenditures, tenant improvement costs and other funding obligations, on March 25, 2009, KBS REIT I amended and restated its share redemption program. Pursuant to the amended and restated share redemption program, KBS REIT I will limit ordinary redemptions to the net proceeds from the sale of shares under its dividend reinvestment plan during the prior calendar year less amounts it deems necessary from such proceeds to fund current and future capital expenditures, tenant improvements and other costs and obligations related to its investments. Based on its budgeted expenditures, and except with respect to redemptions sought upon a stockholder’s death or qualifying disability, KBS REIT I has disclosed it does not expect to have funds available for redemption for the remainder of the year.

Experts

The consolidated balance sheets of KBS Real Estate Investment Trust II, Inc. as of December 31, 2008 and 2007, the related consolidated statements of stockholders’ equity for the period from July 12, 2007 (inception) to December 31, 2007 and the year ended December 31, 2008, and the related consolidated statements of operations and cash flows for the year ended December 31, 2008 and the accompanying financial statement schedules, appearing in this supplement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

INDEX TO FINANCIAL STATEMENTS

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2008 and 2007	F-3

Consolidated Statement of Operations for the Year Ended December 31, 2008	F-4

Consolidated Statements of Stockholders’ Equity for the Period from July 12, 2007 (inception) to December 31, 2007 and for the Year Ended December 31, 2008	F-5

Consolidated Statement of Cash Flows for the Year Ended December 31, 2008	F-6

Notes to Consolidated Financial Statements	F-7

Financial Statement Schedules

Schedule II – Valuation and Qualifying Accounts	F-33

Schedule III – Real Estate Assets and Accumulated Depreciation and Amortization	F-34

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

KBS Real Estate Investment Trust II, Inc.

We have audited the accompanying consolidated balance sheets of KBS Real Estate Investment Trust II, Inc. as of December 31, 2008 and 2007, the related consolidated statements of stockholders’ equity for the period from July 12, 2007 (inception) to December 31, 2007 and for the year ended December 31, 2008, and the related consolidated statements of operations and cash flows for the year ended December 31, 2008. Our audits also included the financial statement schedules in Item 15(a), Schedule II-Valuation and Qualifying Accounts and Schedule III-Real Estate Assets and Accumulated Depreciation and Amortization. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of KBS Real Estate Investment Trust II, Inc. at December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the financial statement schedules referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ Ernst & Young LLP

Irvine, California

March 25, 2009

KBS REAL ESTATE INVESTMENT TRUST II, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2008	2007
Assets
Real estate:
Land	$35,307,000	$-
Buildings and improvements	379,076,101	-
Tenant origination and absorption costs	46,395,908	-

Total real estate, cost	460,779,009	-
Less accumulated depreciation and amortization	(6,435,571)	-

Total real estate, net	454,343,438	-
Real estate loan receivable	58,152,117	-

Total real estate and real estate-related investments, net	512,495,555	-
Cash and cash equivalents	56,609,312	200,000
Rents and other receivables, net	2,250,383	-
Above-market leases, net	247,671	-
Deferred financing costs, prepaid expenses and other assets	1,259,617	-

Total assets	$572,862,538	$200,000

Liabilities and stockholders’ equity
Notes payable	$271,446,200	$-
Accounts payable and accrued liabilities	3,252,851	-
Due to affiliates	412,564	-
Distributions payable	1,620,890	-
Below-market leases, net	22,364,456	-
Other liabilities	1,459,637	-

Total liabilities	300,556,598	-

Commitments and contingencies (Note 17)
Redeemable common stock	1,921,698	-
Stockholders’ equity:
Preferred stock, $.01 par value; 10,000,000 shares authorized, no shares issued and outstanding	-	-
Common stock, $.01 par value; 1,000,000,000 shares authorized, 31,515,364 and 20,000 shares issued and outstanding as of December 31, 2008 and December 31, 2007, respectively	315,154	200
Additional paid-in capital	277,591,666	199,800
Cumulative distributions and net losses	(7,522,578)	-

Total stockholders’ equity	270,384,242	200,000

Total liabilities and stockholders’ equity	$572,862,538	$200,000

See accompanying notes.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2008

Revenues:
Rental income	$11,897,681
Tenant reimbursements	2,166,165
Interest income from real estate loans receivable	20,840
Other operating income	2,296
Interest income	589,399

Total revenues	14,676,381

Expenses:
Operating, maintenance, and management	3,334,825
Real estate taxes and insurance	936,679
Asset management fees to affiliate	856,796
General and administrative expenses	810,557
Depreciation and amortization	6,973,938
Interest expense	4,345,238

Total expenses	17,258,033

Net loss	(2,581,652)

Net loss per common share, basic and diluted	$(0.33)

Weighted-average number of common shares outstanding, basic and diluted	7,926,366

Distributions declared per common share	$0.26

See accompanying notes.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

For the Period from July 12, 2007 (Inception) to December 31, 2007 and for the Year Ended December 31, 2008

				Cumulative	Total
	Common Stock		Additional	Distributions	Stockholders’
	Shares	Amounts	Paid-in Capital	and Net Loss	Equity
Balance, July 12, 2007 (inception)	-	$-	$-	$-	$-
Issuance of common stock	20,000	200	199,800	-	200,000
Net loss	-	-	-	-	-

Balance, December 31, 2007	20,000	200	199,800	-	200,000
Issuance of common stock	31,495,364	314,954	313,901,930	-	314,216,884
Additions to redeemable common stock	-	-	(1,921,698)	-	(1,921,698)
Distributions declared	-	-	-	(4,940,926)	(4,940,926)
Commissions on stock sales and related dealer manager fees	-	-	(29,083,674)	-	(29,083,674)
Other offering costs	-	-	(5,504,692)	-	(5,504,692)
Net loss	-	-	-	(2,581,652)	(2,581,652)

Balance, December 31, 2008	31,515,364	$315,154	$277,591,666	$(7,522,578)	$270,384,242

See accompanying notes.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2008

Cash Flows from Operating Activities:
Net loss	$(2,581,652)
Adjustments to reconcile net loss to net cash provided by operating activities:
Deferred rent	(596,432)
Allowance for doubtful accounts	18,923
Depreciation and amortization of real estate	6,973,938
Amortization of discount on real estate loan receivable	(6,254)
Amortization of note receivable closing costs	121
Amortization of deferred financing costs	541,202
Amortization of above- and below-market leases, net	(1,666,291)

Changes in operating assets and liabilities:
Rents and other receivables	(1,672,874)
Prepaid expenses and other assets	(724,035)
Accounts payable and accrued liabilities	3,123,802
Other liabilities	1,459,637

Net cash provided by operating activities	4,870,085

Cash Flows from Investing Activities:
Acquisitions of real estate	(437,434,445)
Additions to real estate	(99,855)
Investment in real estate loan receivable	(58,001,016)

Net cash used in investing activities	(495,535,316)

Cash Flows from Financing Activities:
Proceeds from notes payable	271,446,200
Payments of deferred financing costs	(1,076,784)
Proceeds from issuance of common stock	312,295,186
Payments of commissions on stock sales and related dealer manager fees	(29,083,674)
Payments of other offering costs	(5,108,047)
Distributions paid to common stockholders	(1,398,338)

Net cash provided by financing activities	547,074,543

Net increase in cash and cash equivalents	56,409,312
Cash and cash equivalents, beginning of period	200,000

Cash and cash equivalents, end of period	$56,609,312

Supplemental Disclosure of Cash Flow Information:
Interest paid	$2,880,664

Supplemental Disclosure of Non-Cash Transactions:
Increase in other offering costs payable	$129,049

Increase in other offering costs due to affiliates	$267,596

Increase in origination fees due to affiliate	$144,968

Increase in distributions payable	$1,620,890

Distributions paid to common stockholders through common stock issuances	$1,921,698

Increase in redeemable common stock	$1,921,698

See accompanying notes.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

1.	ORGANIZATION

KBS Real Estate Investment Trust II, Inc. (the “Company”) was formed on July 12, 2007 as a Maryland corporation that intends to qualify as a real estate investment trust (“REIT”) beginning with the taxable year ended December 31, 2008. The Company conducts its business primarily through KBS Limited Partnership II, a Delaware limited partnership formed on August 23, 2007, (the “Operating Partnership”) and its subsidiaries. The Company is the sole general partner of and owns a 0.1% partnership interest in the Operating Partnership. KBS REIT Holdings II LLC (“KBS REIT Holdings II”), a Delaware limited liability company formed on August 23, 2007, owns the remaining 99.9% interest in the Operating Partnership and is its sole limited partner. The Company is the sole member and manager of KBS REIT Holdings II.

The Company intends to invest in a diverse portfolio of real estate assets. The primary types of properties the Company expects to invest in include office, industrial and retail properties located throughout the United States. All such real estate assets may be acquired directly by the Company or the Operating Partnership, though the Company may invest in other entities that make similar investments. The Company also expects to invest in mortgage, mezzanine, bridge and other loans; debt and derivative securities related to real estate assets, including mortgage-backed securities; and the equity securities of other REITs and real estate companies. As of December 31, 2008, the Company owned four real estate properties consisting of three office properties and one office/flex property encompassing approximately 1.4 million rentable square feet. In addition, as of December 31, 2008, the Company owned one real estate loan (see Note 3, “Recent Acquisitions of Real Estate,” Note 4, “Real Estate,” Note 5, “Tenant Origination and Absorption Costs, Above-Market Lease Assets and Below-Market Lease Liabilities,” and Note 6 “Real Estate Loan Receivable”).

Subject to certain restrictions and limitations, the business of the Company is managed by KBS Capital Advisors LLC (the “Advisor”), an affiliate of the Company, pursuant to an advisory agreement the Company entered into with the Advisor on March 20, 2008, which was amended and restated on May 21, 2008 (as amended and restated, the “Advisory Agreement”). On August 30, 2007, the Company issued 20,000 shares of its common stock to the Advisor at a purchase price of $10.00 per share. As of December 31, 2008, the Advisor owns 20,000 shares of the Company’s common stock.

On September 27, 2007, the Company filed a registration statement on Form S-11 with the Securities and Exchange Commission (the “SEC”) to offer a minimum of 250,000 shares and a maximum of 280,000,000 shares of common stock for sale to the public (the “Offering”), of which 200,000,000 shares were registered in the Company’s primary offering and 80,000,000 shares were registered under the Company’s dividend reinvestment plan. The SEC declared the Company’s registration statement effective on April 22, 2008, and the Company retained KBS Capital Markets Group LLC (the “Dealer Manager”), an affiliate of the Advisor, to serve as the dealer manager of the Offering. The Dealer Manager is responsible for marketing the Company’s shares in the Offering. The Company intends to use substantially all of the net proceeds from the Offering to invest in a diverse portfolio of real estate and real estate-related assets as described above.

As of June 24, 2008, the Company’s escrow agent had received sufficient gross offering proceeds to satisfy the minimum number of shares requirement to break escrow in the Offering. From commencement of the Offering through December 31, 2008, the Company sold 31,495,364 shares of common stock in the Offering for gross offering proceeds of $314.2 million, including shares issued through the Company’s dividend reinvestment plan.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of the Company, KBS REIT Holdings II, the Operating Partnership, and their direct and indirect wholly owned subsidiaries. All significant intercompany balances and transactions are eliminated in consolidation.

The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”).

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could materially differ from those estimates.

Real Estate

Depreciation and Amortization

Real estate costs related to the acquisition and improvement of properties are capitalized. Repair and maintenance costs are charged to expense as incurred and significant replacements and betterments are capitalized. Repair and maintenance costs include all costs that do not extend the useful life of the real estate asset. The Company considers the period of future benefit of an asset to determine its appropriate useful life. Expenditures for tenant improvements and construction allowances related to a tenant’s space are capitalized and amortized over the shorter of the tenant’s lease term or expected useful life. The Company anticipates the estimated useful lives of its assets by class to be generally as follows:

Buildings	25-40 years
Building improvements	10-25 years
Tenant improvements	Shorter of lease term or expected useful life
Tenant origination and absorption costs	Remaining term of related lease

Real Estate Purchase Price Allocation

Real estate, consisting of land, buildings and improvements, is recorded at cost. The Company allocates the cost of an acquisition to the acquired tangible assets and identifiable intangibles based on their estimated fair values in accordance with Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations (“SFAS 141”).

The Company records above-market and below-market in-place lease values for acquired properties based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. The Company amortizes any recorded above-market or below-market lease values as a reduction or increase, respectively, to rental income over the remaining non-cancelable terms of the respective lease. Upon termination of a lease, the unamortized portion of the above-market or below-market lease intangible associated with the vacating tenant’s lease would be charged to rental income in that period.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

The Company measures the aggregate value of other intangible assets acquired based on the difference between (i) the property valued with existing in-place leases adjusted to market rental rates and (ii) the property valued as if vacant. The value of these intangible assets is classified as tenant origination and absorption costs and is amortized over the remaining non-cancelable terms of the respective leases. The Company includes the amortization of tenant origination and absorption costs as depreciation and amortization expense in the consolidated statement of operations. Management’s estimates of value are made using methods similar to those used by independent appraisers (e.g., discounted cash flow analysis). Factors considered by management in its analysis include an estimate of carrying costs during hypothetical expected lease-up periods, considering current market conditions and costs to execute similar leases.

The Company also considers information obtained about each property as a result of its pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired. In estimating carrying costs, management also includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods. Management also estimates costs to execute similar leases, including leasing commissions and legal and other related expenses, to the extent that such costs have not already been incurred in connection with a new lease origination as part of the transaction.

The total amount of other intangible assets acquired is further allocated to in-place lease values and customer relationship intangible values, if any, based on management’s evaluation of the specific characteristics of each tenant’s lease and the Company’s overall relationship with that respective tenant. Characteristics considered by management in allocating these values include the nature and extent of the Company’s existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant’s credit quality and expectations of lease renewals (including those existing under the terms of the lease agreement), among other factors.

The Company amortizes the value of in-place leases to expense over the initial term of the respective leases. The value of customer relationship intangibles is amortized to expense over the initial term and any renewal periods in the respective leases, but in no event will the amortization periods for the intangible assets exceed the remaining depreciable life of the building. Upon termination of a lease, the unamortized portion of the in-place lease value and customer relationship intangibles associated with the vacating tenant’s lease would be charged to expense in that period.

Estimates of the fair values of the tangible and intangible assets require the Company to estimate market lease rates, property-operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, and the number of years the property will be held for investment.

Impairment of Real Estate and Related Intangible Assets and Liabilities

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of its real estate and related intangible assets and liabilities may not be recoverable. When indicators of potential impairment suggest that the carrying value of real estate and related intangible assets and liabilities may not be recoverable, the Company assesses the recoverability by estimating whether the Company will recover the carrying value of the real estate and related intangible assets and liabilities through its undiscounted future cash flows and its eventual disposition. If, based on this analysis, the Company believes that it will not be able to recover the carrying value of the real estate and related intangible assets and liabilities, the Company would record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the real estate and related intangible assets and liabilities as defined by SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. There were no impairment losses related to real estate and related intangible assets and liabilities recorded by the Company during the year ended December 31, 2008.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

Real Estate Loan Receivable

The Company’s real estate loan receivable is recorded at amortized cost and evaluated for impairment at each balance sheet date under SFAS No. 114, Accounting by Creditors for Impairment of a Loan, an amendment of FASB Statements No. 5 and 15 (“SFAS 114”) and SFAS No. 5, Accounting for Contingencies (“SFAS 5”). The amortized cost of a real estate loan receivable is the outstanding unpaid principal balance, net of unamortized acquisition premiums or discounts and unamortized costs and fees directly associated with the origination or acquisition of the loan. Under SFAS 114, a real estate loan receivable is considered impaired when it becomes probable, based on current information, that the Company will be unable to collect all amounts due according to the loan’s contractual terms. The Company may purchase real estate loans at a discount to face value where at the acquisition date the Company expects to collect less than the contractual amounts due under the terms of the loan based, at least in part, on the Company’s assessment of the credit quality of the borrower. The Company will consider such real estate loan to be impaired when it becomes probable, based on current information, that the Company will be unable to collect all amounts the Company estimated it would be able to collect at the time of acquisition. The amount of impairment, if any, will be measured by comparing the recorded amount of the loan to the present value of the expected cash flows or the fair value of the collateral. If a loan is deemed to be impaired, the Company will record a loan loss reserve and a provision for loan losses to recognize impairment. There were no impairment losses on the real estate loan receivable recorded by the Company during the year ended December 31, 2008. However, in the future, especially given the current market disruption, it may become probable that the Company will experience a loss from its investments in loans receivable requiring the Company to record loan loss reserves. Realized losses on individual loans could be material and significantly exceed any recorded reserves.

The Company will record real estate loans held for sale at the lower of amortized cost or fair value. The Company will determine fair value for loans held for sale by using current secondary market information for loans with similar terms and credit quality. If fair value is lower than the amortized cost basis of the loan, the Company will record a valuation allowance and a provision for loan losses to write the loan down to fair value.

Failure to recognize impairments would result in the overstatement of earnings and the carrying value of the Company’s real estate loans held for investment. Actual losses, if any, could differ significantly from estimated amounts.

Cash and Cash Equivalents

The Company considers all short-term (with an original maturity of three months or less), highly-liquid investments utilized as part of the Company’s cash-management activities to be cash equivalents. Cash equivalents may include cash and short-term investments. Short-term investments are stated at cost, which approximates fair value.

The Company’s cash and cash equivalents balance exceeds federally insurable limits as of December 31, 2008. The Company monitors the cash balances in its operating accounts and adjusts the cash balances as appropriate; however, these cash balances could be impacted if the underlying financial institutions fail or are subject to other adverse conditions in the financial markets. To date, the Company has experienced no loss or lack of access to cash in its operating accounts. The Company has a corporate banking relationship with Wells Fargo Bank, N.A. in which it deposits all funds. There are no restrictions on the use of the Company’s cash as of December 31, 2008.

Rents and Other Receivables

The Company periodically evaluates the collectibility of amounts due from tenants and maintains an allowance for doubtful accounts for estimated losses resulting from the inability of tenants to make required payments under lease agreements. In addition, the Company maintains an allowance for deferred rent receivable that arises from the straight-lining of rents. The Company exercises judgment in establishing these allowances and considers payment history and current credit status of its tenants in developing these estimates.

Deferred Financing Costs

Deferred financing costs represent commitment fees, loan fees, legal fees and other third-party costs associated with obtaining financing. These costs are amortized over the terms of the respective financing agreements using the interest method. Unamortized deferred financing costs are expensed when the associated debt is refinanced or repaid before maturity. Costs incurred in seeking financings that do not close are expensed in the period in which it is determined that the financing will not close.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

Redeemable Common Stock

The Company has adopted a share redemption program that may enable stockholders to sell their shares to the Company in limited circumstances.

There are several limitations on the Company’s ability to redeem shares under the share redemption program:

•

Unless the shares are being redeemed in connection with a stockholder’s death or “qualifying disability” (as defined under the share redemption program), the Company may not redeem shares until the stockholder has held his or her shares for one year.

•

The share redemption program limits the number of shares the Company may redeem to those that the Company could purchase with the net proceeds from the issuance of shares under the dividend reinvestment plan during the prior calendar year.

•	During any calendar year, the Company may redeem no more than 5% of the weighted-average number of shares outstanding during the prior calendar year.

•

The Company has no obligation to redeem shares if the redemption would violate the restrictions on distributions under Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency.

Under the program, the Company will initially redeem shares as follows:

•	The lower of $9.25 or 92.5% of the price paid to acquire the shares from the Company for stockholders who have held their shares for at least one year;

•	The lower of $9.50 or 95.0% of the price paid to acquire the shares from the Company for stockholders who have held their shares for at least two years;

•	The lower of $9.75 or 97.5% of the price paid to acquire the shares from the Company for stockholders who have held their shares for at least three years; and

•	The lower of $10.00 or 100% of the price paid to acquire the shares from the Company for stockholders who have held their shares for at least four years.

Notwithstanding the above, once the Company establishes an estimated value per share of common stock, the redemption price per share for all stockholders will be equal to the estimated value per share, as determined by the Advisor or another firm chosen for that purpose. The Company expects to establish an estimated value per share no later than three years after the completion of its offering stage; however, the time frame before which the Company establishes an estimated value per share may be sooner if required by any regulatory bodies or if necessary to assist broker-dealers who sell shares in the Offering. The Company will consider its offering stage complete when it is no longer publicly offering equity securities – whether through the Offering or follow-on public offerings – and has not done so for one year. Until the Company establishes an estimated value per share, the redemption price for shares being redeemed upon a stockholder’s death or qualifying disability will be the amount paid to acquire the shares from the Company.

The Company’s board of directors may amend or terminate the share redemption program with 30 days’ notice.

As the use of the proceeds from the dividend reinvestment plan for redemptions is outside the Company’s control, the net proceeds from the current year dividend reinvestment plan are considered to be temporary equity under Accounting Series Release No. 268, Presentation in Financial Statements of Redeemable Preferred Stock, and are, therefore, presented as redeemable common stock in the accompanying consolidated balance sheets.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

The Company has adopted SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (“SFAS 150”), which requires, among other things, that financial instruments that represent a mandatory obligation of the Company to repurchase shares be classified as liabilities and reported at settlement value. The Company’s redeemable common shares are contingently redeemable at the option of the holder. As such, SFAS 150 is not applicable until such shares are tendered for redemption by the holder, at which time the Company will reclassify such obligations from temporary equity to a liability based upon their respective settlement values.

During the year ended December 31, 2008, no shares had been tendered for redemption or redeemed by the Company.

Organization and Offering Costs

Organization and offering costs (other than selling commissions and dealer manager fees) of the Company may be paid by the Advisor, the Dealer Manager or their affiliates on behalf of the Company. Other offering costs include all expenses to be incurred by the Company in connection with the Offering, including but not limited to (i) legal, accounting, printing, mailing and filing fees; (ii) charges of the escrow holder and transfer agent; (iii) charges of the Advisor for administrative services related to the issuance of shares in the Offering; (iv) reimbursement of the Dealer Manager for amounts it may pay to reimburse the bona fide diligence expenses of broker-dealers; (v) reimbursement to the Advisor for costs in connection with preparing supplemental sales materials; (vi) the cost of bona fide training and education meetings held by the Company (primarily the travel, meal and lodging costs of registered representatives of broker-dealers); (vii) reimbursement to the Dealer Manager for attendance and sponsorship fees and cost reimbursements for employees of the Dealer Manager to attend retail seminars conducted by broker-dealers; and (viii) in special cases, reimbursement to participating broker-dealers for technology costs associated with the Offering, costs and expenses related to such technology costs, and costs and expenses associated with the facilitation of the marketing of the shares in the Offering and the ownership of the shares by such broker-dealers’ customers. Organization costs include all expenses to be incurred by the Company in connection with the formation of the Company, including but not limited to legal fees and other costs to incorporate the Company.

Pursuant to the Advisory Agreement and the Dealer Manager Agreement, the Company is obligated to reimburse the Advisor, the Dealer Manager or their affiliates, as applicable, for organization and other offering costs paid by them on behalf of the Company, provided that the Advisor would be obligated to reimburse the Company to the extent selling commissions, dealer manager fees and organization and other offering costs incurred by the Company in the Offering exceed 15% of gross offering proceeds. As a result, these costs are only a liability of the Company to the extent selling commissions, dealer manager fees and organization and other offering costs incurred by the Company do not exceed 15% of the gross proceeds of the Offering. As of December 31, 2008, the Company’s selling commissions, dealer manager fees, and organization and other offering costs did not exceed 15% of the gross offering proceeds. Through December 31, 2008, including shares issued through the Company’s dividend reinvestment plan, the Company had issued 31,495,364 shares in the Offering for gross offering proceeds of $314.2 million and recorded organization and other offering costs of $5.5 million and selling commissions and dealer manager fees of $29.1 million. Organization costs are expensed as incurred and offering costs, which include selling commissions and dealer manager fees, are charged as incurred as a reduction to stockholders’ equity.

Revenue Recognition

The Company recognizes minimum rent, including rental abatements and contractual fixed increases attributable to operating leases, on a straight-line basis over the term of the related lease, and amounts expected to be received in later years are recorded as deferred rent. The Company records property operating expense reimbursements due from tenants for common area maintenance, real estate taxes, and other recoverable costs in the period in which the related expenses are incurred.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

The Company makes estimates of the collectibility of its tenant receivables related to base rents, including straight-line rentals, expense reimbursements and other revenue or income. Management specifically analyzes accounts receivable and historical bad debts, customer creditworthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. In addition, with respect to tenants in bankruptcy, management makes estimates of the expected recovery of pre-petition and post-petition claims in assessing the estimated collectibility of the related receivable. In some cases, the ultimate resolution of these claims can exceed one year. These estimates have a direct impact on the Company’s net income because a higher bad debt reserve results in lower earnings.

The Company will recognize gains on sales of real estate pursuant to the provisions of SFAS No. 66, Accounting for Sales of Real Estate (“SFAS 66”). The specific timing of a sale will be measured against various criteria in SFAS 66 related to the terms of the transaction and any continuing involvement associated with the property. If the criteria for profit recognition under the full-accrual method are not met, the Company will defer gain recognition and account for the continued operations of the property by applying the percentage-of-completion, reduced profit, deposit, installment or cost recovery method, as appropriate, until the appropriate criteria are met.

Interest income on the Company’s real estate loan receivable is recognized on an accrual basis over the life of the investment using the interest method. Direct loan origination or acquisition fees and costs, as well as acquisition premiums or discounts, are amortized over the term of the loan as an adjustment to interest income. The Company will place loans on nonaccrual status when any portion of principal or interest is 90 days past due, or earlier when concern exists as to the ultimate collection of principal or interest. When a loan is placed on nonaccrual status, the Company will reserve the accrual for unpaid interest and will not recognize subsequent interest income until the cash is received, or the loan returns to accrual status.

If the Company purchases a real estate loan receivable at a discount to face value where the Company expects to collect less than the contractual amounts due under the loan and when that expectation is due, at least in part, to the credit quality of the borrower, the Company will recognize interest income in accordance with American Institute of Certified Public Accountants Statement of Position 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer (“SOP 03-3”). Under SOP 03-3, income is recognized at an interest rate equivalent to the estimated yield on the loan, as calculated using the carrying value of the loan and the expected cash flows. Changes in estimated cash flows are recognized through an adjustment to the yield on the loan on a prospective basis. Projecting cash flows for these types of loans requires a significant amount of assumptions and judgment, which may have a significant impact on the amount and timing of revenue recognized on these investments.

The Company will recognize interest income on real estate securities on an accrual basis according to the contractual terms of the securities. Discounts or premiums will be amortized to interest income over the life of the investment using the interest method.

Other income, including interest earned on the Company’s cash, is recognized as it is earned.

General and Administrative Expenses and Asset Management Fees

General and administrative expenses, totaling $0.8 million for the year ended December 31, 2008, consisted primarily of amortization of insurance premiums, independent director fees, and legal, audit, and other professional fees. In addition, asset management fees to affiliates totaled $0.9 million for the year ended December 31, 2008. To the extent included in the definition of total operating expenses (as set forth in Note 13), general and administrative expenses, including asset management fees due to affiliates, are an operating expense of the Company that is subject to the operating expense reimbursement obligation of the Advisor (as discussed in Note 13). Pursuant to the operating expense reimbursement obligation, commencing upon the earlier to occur of four fiscal quarters after (i) the acquisition of the Company’s first real estate asset or (ii) October 22, 2008 (which is six months after commencement of the Company’s Offering), the Advisor will reimburse the Company at the end of any fiscal quarter for total operating expenses that in the four consecutive fiscal quarters then ended exceed the greater of 2% of its average invested assets or 25% of its net income, unless the conflicts committee of the Company’s board of directors determines that such excess expenses are justified based on unusual and non-recurring factors. The Company acquired its first real estate asset on July 30, 2008. The Company’s charter-imposed limitation on total operating expenses will commence with the fiscal quarter ending September 30, 2009.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

Independent Director Compensation

On November 7, 2008, the Company’s conflicts committee approved changes to the compensation paid to independent directors. The changes are effective as of October 1, 2008. Pursuant to the revised compensation structure, the Company pays each of its independent directors an annual retainer of $40,000. In addition, the independent directors are paid for attending meetings as follows: (i) $2,500 for each board meeting attended, (ii) $2,500 for each committee meeting attended (except that the committee chairman is paid $3,000 for each meeting attended), (iii) $2,000 for each teleconference board meeting attended, and (iv) 2,000 for each teleconference committee meeting attended (except that the committee chairman is paid $3,000 for each teleconference committee meeting attended). All directors also receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance at meetings of the board of directors. The Company incurred independent director fees of $0.2 million for the year ended December 31, 2008, which are included in general and administrative expenses in the accompanying consolidated statement of operations. At December 31, 2008, $21,000 of independent director fees were payable and are included in accounts payable and accrued liabilities. Director compensation is an operating expense of the Company that is subject to the operating expense reimbursement obligation of the Advisor as discussed in Note 13.

Income Taxes

The Company intends to elect to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, (the “Code”) beginning with the taxable year ended December 31, 2008. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to stockholders (which is computed without regard to the dividends-paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, the Company generally will not be subject to federal income tax on income that it distributes to its stockholders. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income tax on its taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost, unless the Internal Revenue Service grants the Company relief under certain statutory provisions. Such an event could materially adversely affect the Company’s net income and net cash available for distribution to stockholders. However, the Company intends to organize and operate in such a manner as to qualify for treatment as a REIT.

The Company adopted FIN No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”) upon its inception on July 12, 2007. Based on its evaluation, the Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements, nor has the Company or its subsidiaries been assessed interest or penalties by any major tax jurisdictions. The Company’s evaluation was performed for the tax year ending December 31, 2008 and 2007. As of December 31, 2008, the return for the calendar year 2007 remains subject to examination by major tax jurisdictions.

Changes to Federal Tax Laws Affecting REITs

The Housing and Economic Recovery Tax Act of 2008 (the “Housing Act”) was signed into law by President Bush on July 30, 2008. The Housing Act’s provisions regarding REITs are generally effective for the Company’s 2009 taxable year and beyond. The Housing Act made the following changes, among others, to certain REIT provisions of the Code:

•

Taxable REIT Subsidiaries. The maximum allowed value of taxable REIT subsidiaries’ securities (other than securities that are real estate assets) held by a REIT as a percentage of the total value of a REIT’s assets has been increased from 20% to 25%.

•

Prohibited Transactions Safe Harbor. There is a safe harbor that, if available, can allow the Company to avoid the 100% prohibited transaction tax. This safe harbor specifies a holding period that has been reduced from four years to two years by the Housing Act. Certain other changes to the safe harbor are also made under the Housing Act. These new rules apply to sales made after the Housing Act was enacted.

•

Hedging Income. Income from a hedging transaction that complies with identification procedures set out in Treasury regulations that hedges indebtedness incurred or to be incurred by the Company to acquire or carry real estate assets will not constitute gross income for purposes of both the 75% and 95% gross income tests.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

Per Share Data

Basic net loss per share of common stock is calculated by dividing net loss by the weighted-average number of shares of common stock issued and outstanding during such period. Diluted net loss per share of common stock equals basic net loss per share of common stock as there were no potentially dilutive securities outstanding during the year ended December 31, 2008.

Distributions declared per common share assumes each share was issued and outstanding each day from July 16, 2008 through December 31, 2008. Distributions for the period from July 16, 2008 through August 15, 2008 are based on a daily distribution for the period of $0.00054795 per share per day. Distributions for the period from August 16, 2008 through December 31, 2008 are based on a daily distribution for the period of $0.00178082 per share per day. Each day during the period from July 16, 2008 through December 31, 2008 was a record date for distributions.

Industry Segments

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for the way that public entities report information about operating segments in their financial statements. The Company acquires and operates commercial properties and invests in real estate loans, and as a result, the Company operates in two business segments. For financial data by segment, see Note 15, “Segment Information.”

Square Footage, Occupancy and Other Measures

Square footage, occupancy and other measures used to describe real estate and real estate-related investments included in the Notes to Consolidated Financial Statements are presented on an unaudited basis.

Recently Issued Accounting Standards

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value and establishes a framework for measuring fair value under GAAP. In February 2008, the FASB issued FASB Staff Position (“FSP”) SFAS No. 157-2, Effective Date of FASB Statement No. 157 (“FSP 157-2”). FSP 157-2 delays the effective date of SFAS 157 by one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. FSP 157-2 is effective in fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. The adoption of SFAS 157 for the Company’s financial assets and liabilities did not have a material impact on its consolidated financial statements. The Company does not anticipate that the adoption of FSP 157-2 for the Company’s nonfinancial assets and liabilities will have a significant effect on its consolidated financial statements.

In October 2008, the FASB issued FSP SFAS No. 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active (“FSP 157-3”). FSP 157-3 clarifies the application of SFAS 157 for financial assets in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP 157-3 was effective upon issuance. The adoption of FSP 157-3 did not have a material impact on the Company’s consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. As of December 31, 2008, the Company has not elected to apply the fair value option to any specific assets or liabilities, and, therefore, adoption of this standard did not have an impact on the Company’s consolidated financial statements.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (“SFAS 141R”), which replaces SFAS 141. SFAS 141R expands the definition of a business combination and requires the fair value of the purchase price of an acquisition, including the issuance of equity securities, to be determined on the acquisition date. SFAS 141R also requires that all assets, liabilities, contingent considerations, and contingencies of an acquired business be recorded at fair value at the acquisition date. In addition, SFAS 141R requires that acquisition costs generally be expensed as incurred, restructuring costs generally be expensed in periods subsequent to the acquisition date and changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period be recorded to income tax expense. SFAS 141R is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption is prohibited. The implementation of this standard on January 1, 2009 could materially impact the Company’s future financial results to the extent that the Company acquires significant amounts of real estate assets, as related acquisition costs will be expensed as incurred rather than the Company’s current practice of capitalizing such costs and amortizing them over the estimated useful life of the assets acquired.

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles (“SFAS 162”). SFAS 162 identifies the sources of accounting principles and the framework for selecting principles to be used in the preparation and presentation of financial statements in accordance with GAAP. SFAS 162 became effective on November 15, 2008. The adoption of SFAS 162 did not have a significant effect on the Company’s consolidated financial statements.

In January 2009, the FASB issued FASB Staff Position No. EITF 99-20-1, Amendments to the Impairment Guidance of EITF Issue No. 99-20 (“FSP EITF 99-20-1”). FSP EITF 99-20-1 amends the impairment guidance in EITF Issue No. 99-20, Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets (“EITF 99-20”), to align it with the impairment guidance within SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, by removing from EITF 99-20 the requirement to place exclusive reliance on market participants’ assumptions about future cash flows when evaluating an asset for other-than-temporary impairment. This FSP will now require that assumptions about future cash flows consider reasonable management judgment about the probability that there has been an adverse change in the holder’s estimated cash flows from the cash flows previously projected. FSP EITF 99-20-1 is effective for interim and annual reporting periods ending after December 15, 2008. The Company does not anticipate that the adoption of FSP EITF 99-20-1 will have a significant effect on its consolidated financial statements.

3.	RECENT ACQUISITIONS OF REAL ESTATE

Real Estate Acquisitions During the Year Ended December 31, 2008

During the year ended December 31, 2008, the Company acquired the following properties:

					Intangibles
Property Name	Location	Acquisition Date	Land	Building and Improvements	Tenant Origination and Absorption Costs	Above-Market Lease Assets	Below-Market Lease Liabilities	Total Purchase Price	Notes Payable (1)
Mountain View Corporate
Center	Basking Ridge, NJ	07/30/2008	$3,600,000	$23,408,146	$3,729,412	$233,596	$(235,440)	$30,735,714	$ 12,270,000(2)

Campus Drive Buildings
100 & 200 Campus Drive Buildings	Florham Park, NJ	09/09/2008	10,700,000	167,285,611	21,223,246	-	(14,526,480)	184,682,377	118,326,200
300-600 Campus Drive Buildings	Florham Park, NJ	10/10/2008	9,717,000	166,814,731	18,630,816	36,862	(9,294,456)	185,904,953	140,850,000

Total Campus Drive Buildings			20,417,000	334,100,342	39,854,062	36,862	(23,820,936)	370,587,330	259,176,200

350 E. Plumeria Building (3)	San Jose, CA	12/18/2008	11,290,000	21,564,414	3,254,145	2,842	-	36,111,401	-

			$35,307,000	$379,072,902	$46,837,619	$273,300	$(24,056,376)	$437,434,445	$ 271,446,200

(1) See Note 9, “Notes Payable” for specific terms of the Company’s notes payable.

(2) The outstanding principal balance relates to a $13.5 million six-month bridge loan facility, of which $9.5 million was initially funded for the acquisition of Mountain View Corporate Center and $2.8 million was subsequently funded for general cash management requirements. Pursuant to the loan agreement, at December 31, 2008 an additional $1.2 million is available for future disbursement for the Company’s general cash management requirements, subject to certain conditions set forth in the loan agreement.

(3) As of December 31, 2008, the purchase price allocation is preliminary and pending the receipt of information necessary to complete the valuation of certain tangible and intangible assets and liabilities.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

During the year ended December 31, 2008, the Company recorded $47.1 million and $24.1 million of intangible assets and liabilities, respectively, in connection with these real estate acquisitions, which have weighted-average amortization periods as of the dates of acquisition as follows (in years):

	Tenant Origination and Absorption Costs	Above-Market Lease Assets	Below-Market Lease Liabilities
Mountain View Corporate Center	6.0	4.4	6.3

Campus Drive Buildings
100 & 200 Campus Drive Buildings	5.1	-	6.0
300-600 Campus Drive Buildings	5.7	5.6	5.9

Total Campus Drive Buildings	5.3	5.6	6.0

350 E. Plumeria Building	9.3	9.3	-

4.	REAL ESTATE

As of December 31, 2008, the Company’s real estate portfolio was composed of three office properties and one office/flex property encompassing 1,401,379 rentable square feet and was 98% leased. The following table provides summary information regarding the properties owned by the Company as of December 31, 2008:

Property	Acquisition Date	Location	Property Type	Total Real Estate at Cost	Accumulated Depreciation and Amortization	Total Real Estate, Net
Mountain View Corporate Center	07/30/2008	Basking Ridge, NJ	Office	$30,756,368	$(714,057)	$30,042,311

Campus Drive Buildings
100 & 200 Campus Drive Buildings	09/09/2008	Florham Park, NJ	Office	198,698,785	(3,682,986)	195,015,799
300-600 Campus Drive Buildings	10/10/2008	Florham Park, NJ	Office	195,207,941	(1,991,775)	193,216,166

Total Campus Drive Buildings				393,906,726	(5,674,761)	388,231,965

350 E. Plumeria Building	12/18/2008	San Jose, CA	Office/Flex	36,115,915	(46,753)	36,069,162

				$460,779,009	$(6,435,571)	$454,343,438

(1) In 2008, the Company wrote off fully amortized costs from cost and accumulated amortization in tenant origination and absorption costs of $0.4 million.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

Operating Leases

The Company’s operating real estate assets are leased to tenants under operating leases for which the terms and expirations vary. As of December 31, 2008, the leases have remaining terms of up to nine years and may have provisions to extend the lease agreements, options for early termination after paying a specified penalty, rights of first refusal to purchase the property at competitive market rates, and other terms and conditions as negotiated. The Company retains substantially all of the risks and benefits of ownership of the real estate assets leased to tenants. Amounts required as security deposits vary depending upon the terms of the respective leases and the creditworthiness of the tenant, but generally are not significant amounts. Therefore, exposure to credit risk exists to the extent that a tenant’s receivable exceeds the amount of its security deposit. Security deposits related to tenant leases are included in other liabilities in the accompanying consolidated balance sheets. (See Note 11 “Other Liabilities”)

The future minimum rental income from the Company’s properties under non-cancelable operating leases as of December 31, 2008 for the years ending December 31 is as follows:

2009	$35,900,180
2010	33,399,187
2011	29,425,084
2012	27,300,967
2013	24,317,425
Thereafter	53,236,373

$203,579,216

As of December 31, 2008, the Company’s highest tenant industry concentrations (greater than 10% of annualized base rent) were as follows:

Industry	Number of Tenants	Annualized Base Rent (1)	Percentage of Annualized Base Rent
Manufacturing	3	$9,548,780	25.4%
Finance	8	6,520,711	17.4%
Legal Services	3	6,442,273	17.1%
Professional Services	6	5,543,860	14.8%
Accounting Services	2	4,578,245	12.2%

		$32,633,869	86.9%

(1) Annualized base rent represents annualized contractual base rental income as of December 31, 2008, adjusted to straight-line any future contractual rent increases from the time of the Company’s acquisition through the balance of the lease term.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

The following two tenant leases represent more than 10% of the Company’s annualized base rent as of December 31, 2008:

			Net Rentable Sq. Ft.		Annualized Base Rent Statistics
Tenant	Property	Tenant Industry	Square Feet	% of Portfolio	Annualized Base Rent (1)	% of Portfolio Annualized Base Rent	Annualized Base Rent per Square Feet	Lease Expirations (2)
BASF Americas Corporation	100 & 200 Campus Drive Buildings	Manufacturing	199,024	14.2%	$6,414,526	17.1%	$32.23	11/30/2016
PricewaterhouseCoopers LLP	300-600 Campus Drive Buildings	Accounting Services	195,499	14.0%	4,338,153	11.5%	22.19	09/30/2015

			394,523	28.2%	$10,752,679	28.6%	$27.25

(1) Annualized base rent represents annualized contractual base rental income as of December 31, 2008, adjusted to straight-line any future contractual rent increases from the time of the Company’s acquisition through the balance of the lease term.

(2) Represents the expiration date of the lease at December 31, 2008 and does not take into account any tenant renewal options.

5.	TENANT ORIGINATION AND ABSORPTION COSTS, ABOVE-MARKET LEASE ASSETS AND BELOW-MARKET LEASE LIABILITIES

As of December 31, 2008, the Company’s tenant origination and absorption costs, above-market lease assets and below-market lease liabilities are as follows:

	Tenant Origination and Absorption Costs	Above-Market Lease Assets	Below-Market Lease Liabilities
Cost (1)	$46,395,908	$273,300	$23,834,870
Accumulated Amortization (1)	(3,042,715)	(25,629)	(1,470,414)

Net Amount	$43,353,193	$247,671	$22,364,456

(1) In 2008, the Company wrote off fully amortized costs from cost and accumulated amortization in tenant origination and absorption costs of $0.4 million and below-market lease liabilities of $0.2 million.

The Company amortizes any capitalized above-market or below-market lease values as a reduction or increase, respectively, to rental income over the remaining non-cancellable terms of the respective leases. The Company includes the amortization of tenant origination and absorption costs as depreciation and amortization in the consolidated statement of operations. Amortization of the Company’s tenant origination and absorption costs, above-market lease assets and below-market lease liabilities for the year ended December 31, 2008 are as follows:

	Tenant Origination and Absorption Costs	Above-Market Lease Assets	Below-Market Lease Liabilities
Amortization	$(3,484,426)	$(25,629)	$1,691,920

KBS REAL ESTATE INVESTMENT TRUST II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

The remaining unamortized balance for these outstanding intangible assets and liabilities as of December 31, 2008 will be amortized for the years ending December 31 as follows:

	Tenant Origination and Absorption Costs	Above-Market Lease Assets	Below-Market Lease Liabilities
2009	$(11,216,015)	$(59,799)	$5,567,489
2010	(8,880,799)	(59,799)	4,414,110
2011	(6,011,159)	(59,799)	2,764,286
2012	(5,050,745)	(57,596)	2,470,986
2013	(4,156,092)	(6,909)	2,307,095
Thereafter	(8,038,383)	(3,769)	4,840,490

	$(43,353,193)	$(247,671)	$22,364,456

Weighted-Average Remaining Amortization Period	5.6 years	4.2 years	5.8 years

6.	REAL ESTATE LOAN RECEIVABLE

As of December 31, 2008, the Company, through a wholly owned subsidiary, had invested in one real estate loan receivable, the Northern Trust Building A-Note (defined below).

Loan Name Location of related property or collateral	Date Acquired	Property Type	Loan Type	Payment Type	Book Value as of 12/31/2008	Rate Type	Annual Effective Interest Rate	Maturity Date
Northern Trust Building A-Note San Diego, California	12/31/2008	Office	A-Note	Interest Only	$ 58,152,117	Fixed	13.1% (1)	10/01/2017

(1) The annual effective interest rate is the investment’s internal rate of return, calculated using the investment’s contractual cash flows and the Company’s cost basis in the investment (excluding direct acquisition costs), that will result in a constant yield over the life of the investment.

The following table summarizes the activity related to the real estate loan receivable for the year ended December 31, 2008:

Face value of real estate loan receivable acquired	$94,500,000
Discount on purchase of real estate loan receivable	(37,072,350)
Amortization of discount on purchase of real estate loan receivable	6,254
Closing costs on purchase of real estate loan receivable	718,334
Amortization of closing costs on purchase of real estate loan receivable	(121)

Real estate loan receivable - December 31, 2008	$58,152,117

During the year ended December 31, 2008, the Company earned $20,840 in interest income from its interest in the real estate loan receivable, including the amortization of loan discount and closing costs related to the purchase of the real estate loan receivable. At December 31, 2008, the Company had recorded interest receivable on the real estate loan receivable of $0.5 million, which includes pro-rated interest income the Company paid to the seller of the Northern Trust Building A-Note at closing.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

Recent Acquisition of Real Estate Loan

Investment in Northern Trust Building A-Note

On December 31, 2008, the Company, through an indirect wholly owned subsidiary, purchased, at a discount, a promissory note secured by a deed of trust (the “Northern Trust Building A-Note”) from a seller unaffiliated with the Company or the Advisor. The borrower used the proceeds from the Northern Trust Building A-Note, additional financing in the amount of $10.3 million (the “Northern Trust B-Note”) and other funds to acquire a 10-story Class A high-rise office building that is approximately 90% leased. The property contains 188,918 square feet and is located within a Class A office park in the San Diego, California area. The Northern Trust A-Note is senior to the Northern Trust B-Note.

The Northern Trust Building A-Note may be prepaid in whole but not in part without premium or penalty on or after April 1, 2017. If the borrower prepays the Northern Trust Building A-Note prior to April 1, 2017, in addition to the outstanding principal balance, the Company would be due a formula-based prepayment premium along with accrued interest to and including the prepayment date.

7.	RENTS AND OTHER RECEIVABLES

As of December 31, 2008, the Company’s rents and other receivables consist of the following:

Tenant receivables, net of allowance for doubtful accounts of $18,923	$1,192,505
Deferred rent	596,432
Interest receivable	461,446

$2,250,383

8.	DEFERRED FINANCING COSTS, PREPAID EXPENSES AND OTHER ASSETS

As of December 31, 2008, the Company’s deferred financing costs, prepaid expenses and other assets consist of the following:

Deferred financing costs, net of accumulated amortization of $541,202	$535,583
Utility deposits	326,326
Lease commissions	306,358
Other assets and prepaid expenses	91,350

$1,259,617

KBS REAL ESTATE INVESTMENT TRUST II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

9.	NOTES PAYABLE

As of December 31, 2008, the Company’s notes payable consist of the following:

	Outstanding Principal Balance	Average Interest Rate(1)	Interest Rate or Index and Margin	Payment Type	Maturity Date
Mountain View Corporate Center Mortgage Loan	$12,270,000(2)	4.22%	(3)	Interest Only	01/30/2009(4)

Campus Drive Buildings
100 & 200 Campus Drive Buildings
100 & 200 Campus Drive Mortgage Loan	89,800,000	4.09%	(3)	Interest Only	03/09/2009(5)
100 & 200 Campus Drive Mezzanine Loan	28,526,200	6.36%	one-month LIBOR + 3.70%	(6)	03/09/2009

Total 100 & 200 Campus Drive Buildings	118,326,200

300-600 Campus Drive Buildings
300-600 Campus Drive Mortgage Loan	93,850,000	5.90%	Fixed	Interest Only	04/10/2014
300-600 Campus Drive Mezzanine Loan	47,000,000	5.80%(7)	Fixed	Interest Only	07/10/2009

Total 300-600 Campus Drive Buildings	140,850,000

	$271,446,200

(1) Average interest rate is calculated as the weighted-average interest rate applicable to outstanding balances from the inception of the loan to December 31, 2008.

(2) This loan is part of a $13.5 million six-month bridge loan facility. As of December 31, 2008, an additional $1.2 million is available for future disbursement for the Company’s general cash management requirements, subject to certain conditions set forth in the loan agreement.

(3) At the Company’s election, the interest rate under this loan may be calculated at a variable rate of Prime or 225 basis points over one-month, three-month, or six-month LIBOR by entering into a one-month, three-month, or six-month LIBOR contract, respectively.

(4) On February 6, 2009, the Company modified this loan with the same lender for a six-month period with an option to extend the maturity date by three months. See Note 18 “Subsequent Events.”

(5) On March 11, 2009, the Company entered into a loan modification agreement with the lender to extend the maturity date of the 100 & 200 Campus Drive Mortgage Loan to June 9, 2009. See Note 18 “Subsequent Events.”

(6) On September 9, 2008, the Company entered into the 100 & 200 Campus Drive Mezzanine Loan. The Company is required to make interest-only payments for the first three months of the 100 & 200 Campus Drive Mezzanine Loan term, followed by principal payments of approximately $9.5 million, plus interest, for each of the fourth and fifth months of the 100 & 200 Campus Drive Mezzanine Loan term. The remaining principal balance is due at maturity.

(7) This loan bears interest at a fixed rate of 5.8% per annum until February 10, 2009 and the interest rate is increased on a monthly basis by 0.5% per annum thereafter.

During the year ended December 31, 2008, the Company incurred $4.3 million of interest expense. Of this amount, $0.9 million was payable at December 31, 2008. Included in interest expense for the year ended December 31, 2008 was $0.5 million of amortization of deferred financing costs.

The following is a schedule of maturities for all notes payable outstanding as of December 31:

2009	$177,596,200
2010	-
2011	-
2012	-
2013	-
Thereafter	93,850,000

$271,446,200

KBS REAL ESTATE INVESTMENT TRUST II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

During the year ended December 31, 2008, the Company entered into the following financings related to its real estate portfolio:

Mountain View Corporate Center Financing

On July 30, 2008, the Company, through a wholly owned subsidiary, entered into a six-month bridge loan facility with a financial institution for $13.5 million secured by Mountain View Corporate Center, of which $9.5 million was initially funded for the acquisition of Mountain View Corporate Center and $2.8 million was subsequently funded for general cash management requirements. As of December 31, 2008, an additional $1.2 million was available for future disbursement for the Company’s general cash management-requirements, subject to certain conditions set forth in the loan agreement.

100 & 200 Campus Drive Buildings Financing

On September 9, 2008, the Company, through an indirect wholly owned subsidiary, entered into a six-month bridge loan with a financial institution for $89.8 million secured by the 100 & 200 Campus Drive Buildings and a mezzanine loan with a financial institution for $28.5 million secured by a pledge of 100% of the equity interests in the subsidiary that holds title to the 100 & 200 Campus Drive Buildings.

300-600 Campus Drive Buildings Financing

On October 10, 2008, the Company, through an indirect wholly owned subsidiary, completed the secured financing of the 300-600 Campus Drive Buildings. The Company obtained a 66-month mortgage loan from a financial institution in the amount of approximately $93.9 million. The Company also obtained a mezzanine loan with a financial institution for $47.0 million secured by a pledge of 100% of the equity interests in the subsidiary that holds title to the 300-600 Campus Drive Buildings.

10.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As of December 31, 2008, the Company’s accounts payable and accrued liabilities consisted of the following:

Accounts payable and other accrued liabilities	$2,329,479
Accrued interest expense	923,372

$3,252,851

11.	OTHER LIABILITIES

As of December 31, 2008, the Company’s other liabilities consisted of the following:

Tenant security deposits	$636,723
Prepaid rent	822,914

$1,459,637

KBS REAL ESTATE INVESTMENT TRUST II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

12.	FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, Disclosures about Fair Value of Financial Instruments (“SFAS 107”), requires disclosure of fair value information about financial instruments, whether or not recognized in the Company’s financial statements for which it is practicable to estimate that value. SFAS 107 defines fair value of a financial instrument as the amount at which such financial instrument could be exchanged in a current transaction between willing parties, in other than a forced sale or liquidation. For certain of the Company’s financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges between willing parties. Accordingly, fair values are based upon management’s estimates using various valuation techniques, such as computing the present value of estimated future cash flows using discount rates commensurate with the risks involved. These techniques are significantly affected by the assumptions used, including the discount rate and the estimated future cash flows. Changes in assumptions or estimation methodologies can have a material effect on these estimated fair values. In this regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, may not be realized in an immediate settlement of the instrument.

The following methods and assumptions were used by management to estimate the fair value of each class of financial instrument for which it is practicable to estimate the fair value:

Cash and cash equivalents, rent and other receivables, and accounts payable and accrued liabilities: These balances reasonably approximate their fair values due to the short maturities of these items.

Real estate loan receivable: The Company’s real estate loan receivable is presented at its amortized cost and not at fair value. On December 31, 2008, the Company had acquired at a discount, through a wholly owned subsidiary, the Northern Trust Building A-Note for approximately $58.1 million. As the Northern Trust Building A-Note was acquired on December 31, 2008, the book value of $58.1 million at that date was deemed to approximate the fair market value.

Notes Payable: The fair value of the Company’s notes payable is estimated using a discounted cash flow analysis based on management’s estimates of current market interest rates and spreads for similar instruments. At December 31, 2008, the Company had $271.4 million of debt outstanding.

	December 31, 2008
	Carrying Amount	Face Value	Fair Value
Financial assets:

Real estate loan receivable	$58,152,117	$94,500,000	$58,152,117

Financial liabilities:

Notes payable	$271,446,200	$271,446,200	$265,927,733

Disclosure of the fair value of financial instruments is based on pertinent information available to the Company at December 31, 2008. Prices of financial instruments have been fluctuating significantly in response to the continuing deterioration of the credits markets. This has made the estimation of fair values difficult and, therefore, both the actual results and the Company’s estimate of value at a future date could be materially different.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

13.	RELATED PARTY TRANSACTIONS

The Company has entered into an Advisory Agreement with the Advisor and a Dealer Manager Agreement with the Dealer Manager. These agreements entitle the Advisor and the Dealer Manager to specified fees upon the provision of certain services with regard to the Offering and the investment of funds in real estate and real estate-related assets, among other services, as well as reimbursement of organization and offering costs incurred by the Advisor and the Dealer Manager on behalf of the Company (as discussed in Note 2) and certain costs incurred by the Advisor in providing services to the Company.

Pursuant to the terms of the agreements described above, summarized below are the related-party costs incurred by the Company for the year ended December 31, 2008, and any related amounts payable as of December 31, 2008:

	Incurred in the Year Ended December 31, 2008	Payable as of December 31, 2008
Expensed
Asset management fees	$856,796	$-
Reimbursable insurance premiums and operating expenses (1)	182,265	-

Additional Paid-in Capital
Selling commissions (2)	18,152,098	-
Dealer manager fees (2)	10,931,576	-
Reimbursable other offering costs (2) (3)	5,361,859	267,596

Capitalized
Acquisition and origination fees (4)	3,832,005	144,968

	$39,316,599	$412,564

(1) The Company reimbursed the Advisor $0.1 million for directors and officers insurance premiums for the Company’s directors and officers covering the period from February 29, 2008 through February 28, 2009. Insurance premiums are capitalized to prepaid expenses in the accompanying consolidated balance sheets and amortized to general and administrative expenses in the period to which the expenditures relate. Operating expenses are charged as incurred against general and administrative expenses in the accompanying consolidated statements of operations.

(2) Selling commissions, dealer manager fees and reimbursements of other offering costs are charged as incurred against stockholders’ equity in the accompanying consolidated financial statements.

(3) Reimbursable other offering costs represent the portion of the Company’s other offering costs incurred by the Advisor and its affiliates on behalf of the Company and subsequently reimbursed or reimbursable by the Company. The Company has recorded other offering costs related to the Offering of $5.5 million for the year ended December 31, 2008, including both other offering costs incurred directly by the Company and those costs incurred by the Advisor and its affiliates on behalf of the Company. Of the total other offering costs recorded by the Company, $5.4 million was incurred by the Advisor and its affiliates and recorded by the Company and $5.1 million had been paid by the Company at December 31, 2008.

(4) Represents acquisition and origination fees related to purchases of real estate and real estate-related investments during the year ended December 31, 2008.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

The Company had not incurred any disposition fees, subordinated participation in net cash flows, or subordinated incentive listing fees during the year ended December 31, 2008.

The fees and reimbursement obligations under the Advisory Agreement and Dealer Manager Agreement are as follows:

Form of Compensation	Amount
Selling Commission

The Company pays the Dealer Manager up to 6% of the gross offering proceeds before reallowance of commissions earned by participating broker-dealers. The Dealer Manager reallows 100% of commissions earned to participating broker-dealers. No sales commission is paid on shares issued through the dividend reinvestment plan. A reduced sales commission is paid with respect to certain volume discount sales.

Assuming all shares in the primary offering are sold at the highest possible selling commissions (with no discounts to any categories of purchasers), estimated selling commissions are approximately $120.0 million if the Company sells the maximum of 200 million shares in the primary offering.

Dealer Manager Fee

The Company pays the Dealer Manager 3.5% of gross offering proceeds. No dealer manager fee is paid on shares issued under the dividend reinvestment plan. The Dealer Manager may reallow to any participating broker-dealer up to 1% of the gross offering proceeds attributable to that participating broker-dealer as a marketing fee and in special cases the Dealer Manager may increase the reallowance. A reduced dealer manager fee is paid with respect to certain volume discount sales.

The estimated dealer manager fee is approximately $70.0 million if the Company sells the maximum of 200 million shares in the primary offering.

Reimbursement of Organization and Other Offering Expenses

The Company reimburses the Advisor or its affiliates for organization and other offering expenses (as discussed in Note 2) incurred by the Advisor or its affiliates on behalf of the Company to the extent that reimbursement would not cause selling commissions, dealer manager fees and organization and other offering expenses borne by the Company to exceed 15% of gross offering proceeds as of the date of reimbursement.

The Company estimates organization and offering costs will total approximately $24.6 million if the Company sells the maximum of 280 million shares.

Acquisition Fee	The Company pays the Advisor an acquisition fee equal to 0.75% of the cost of investments acquired, including acquisition expenses and any debt attributable to such investments. With respect to investments in and originations of loans, the Company pays an origination fee to the Advisor in lieu of an acquisition fee.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

Form of Compensation	Amount
Origination Fee	The Company pays the Advisor or its wholly owned subsidiary 1.0% of the amount funded by the Company to acquire or originate mortgage, mezzanine, bridge or other loans, including any expenses related to such investments and any debt the Company uses to fund the acquisition or origination of the loans. The Company does not pay an acquisition fee with respect to such loans.

Asset Management Fee (1)	The Company pays the Advisor a monthly asset management fee equal to one-twelfth of 0.75% of the sum of the cost of all real estate investments made by the Company and of the Company’s investments in joint ventures, including acquisition fees, origination fees, acquisition and origination expenses and any debt attributable to such investments.

Reimbursement of Operating Expenses (1)	The Company reimburses the expenses incurred by the Advisor or its affiliates in connection with their provision of services to the Company, including the Company’s allocable share of the Advisor’s overhead, such as insurance, rent, personnel costs, utilities and IT costs. Though the Advisor may seek reimbursement for personnel and other overhead costs under the Advisory Agreement, the Advisor does not intend to do so at this time. If the Advisor does decide to seek reimbursement for personnel and other overhead costs, such costs may include the Company’s proportionate share of the salaries of persons involved in the preparation of documents to meet SEC reporting requirements. The Company will not reimburse the Advisor or its affiliates for personnel and other overhead costs in connection with services for which the Advisor or its affiliates receive acquisition fees, origination fees or disposition fees.

Disposition Fee (1)

For substantial assistance in connection with the sale of properties or other investments, the Company will pay the Advisor or its affiliate a disposition fee of 1% of the contract sales price of the properties or other investments sold. However, in no event may the disposition fees (including real estate commissions) paid to the Advisor, its affiliates and unaffiliated third parties exceed 6% of the contract sales price of the properties or other investments sold. To the extent the disposition fee is paid upon the sale of any assets other than real property, it will count against the limit on “total operating expenses” described below.

The Company does not intend to sell properties or other assets to affiliates. However, if the Company does sell an asset to an affiliate, its organizational documents would not prohibit it from paying the Advisor a disposition fee. Before the Company sells an asset to an affiliate, the Company’s Articles of Incorporation would require that the Company’s conflicts committee conclude, by a majority vote, that the transaction is fair and reasonable to the Company and on terms and conditions no less favorable to the Company than those available from third parties.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

Form of Compensation	Amount
Subordinated Participation in Net Cash Flows (1)	After investors receive a return of their net capital contributions and an 8% per year cumulative, noncompounded return, the Advisor is entitled to receive 15% of the net cash flows produced by the Company, whether from continuing operations, net sale proceeds or otherwise. The 8% per year cumulative, noncompounded return is calculated based on the amount of capital invested in the Offering. In making this calculation, an investor’s net capital contribution is reduced to the extent distributions in excess of a cumulative, noncompounded, annual return of 8% are paid (from whatever source), except to the extent such distributions would be required to supplement prior distributions paid in order to achieve a cumulative, noncompounded, annual return of 8%.

Subordinated Incentive Listing Fee	Upon listing the Company’s common stock on a national securities exchange, the Advisor or its affiliates will receive 15% of the amount by which (1) the market value of the Company’s outstanding stock plus distributions paid by the Company prior to listing exceeds (2) the sum of invested capital and the amount of cash flow necessary to generate an 8% per year cumulative, noncompounded return to stockholders.

(1) Commencing with the fiscal quarter ended September 30, 2009, the Advisor will reimburse the Company at the end of any fiscal quarter for total operating expenses that in the four consecutive fiscal quarters then ended exceed the greater of 2% of its average invested assets or 25% of its net income, unless the conflicts committee of the Company’s board of directors has determined that such excess expenses were justified based on unusual and non-recurring factors.

“Average invested assets” means the average monthly book value of the Company’s assets during the 12-month period before deducting depreciation, bad debts or other noncash reserves.

“Total operating expenses” means all expenses paid or incurred by the Company, as determined under GAAP, that are in any way related to the Company’s operation, including advisory fees, but excluding (a) the expenses of raising capital such as organization and offering expenses, legal, audit, accounting, underwriting, brokerage, listing, registration and other fees, printing and other such expenses and taxes incurred in connection with the issuance, distribution, transfer, registration and stock exchange listing of the Company’s stock; (b) interest payments; (c) taxes; (d) noncash expenditures such as depreciation, amortization and bad debt reserves; (e) reasonable incentive fees based on the gain on the sale of the Company’s assets; and (f) acquisition fees, origination fees, acquisition and origination expenses (including expenses relating to potential investments that the Company does not close), disposition fees on the resale of property and other expenses connected with the acquisition, origination, disposition and ownership of real estate interests, loans or other property (including the costs of foreclosure, insurance premiums, legal services, maintenance, repair and improvement of property). To the extent the Advisor receives the fee described above at “Subordinated Participation in Net Cash Flows” and such fee is derived from cash flows other than net sales proceeds, that fee will count against the limit on “total operating expenses.” To the extent the Advisor receives the fee described above as “Disposition Fee” and such fee is paid upon the sale of any assets other than real property, it will count against the limit on “total operating expenses.”

The Advisory Agreement has a one-year term. The Company may terminate the Advisory Agreement on 60 days’ written notice.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

14.	PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

The following table summarizes, on an unaudited pro forma basis, the combined results of operations of the Company for the year ended December 31, 2008, as if all the Company’s real estate acquisitions that were completed during the year ended December 31, 2008 were completed as of January 1, 2008. As of December 31, 2008, the Company owned four real estate properties containing approximately 1.4 million rentable square feet, all of which were acquired during the year ended December 31, 2008. This pro forma information does not purport to represent what the actual results of operations of the Company would have been had these acquisitions occurred as of January 1, 2008, nor do they purport to predict the results of operations for future periods.

Revenues	$51,787,602

Depreciation and amortization	$(21,947,563)

Net loss	$(7,709,361)

Net loss per common share, basic and diluted	$(0.35)

Weighted-average number of common shares outstanding, basic and diluted	22,339,020

15.	SEGMENT INFORMATION

The Company presently operates in two business segments: real estate investments and real estate-related assets. The Company does not allocate corporate-level accounts to its operating segments. Corporate-level accounts include corporate general and administrative expenses, non-operating interest income and other corporate-level expenses. The accounting policies of the segments are consistent with those described in the summary of significant accounting policies (see Note 2).

The Company evaluates the performance of its segments based upon net operating income (“NOI”), which is a non-GAAP supplemental financial measure. The Company defines NOI for its real estate segment as operating revenues (rental income, tenant reimbursements, interest and other income) less property and related expenses (property operating expenses, real estate taxes, insurance, asset management fees, loan servicing fees and provision for bad debt) less interest expense. The Company defines NOI for its real estate-related segment as interest income less loan servicing costs and asset management fees. NOI excludes certain items that are not considered to be controllable in connection with the management of an asset, such as non-property income and expenses, depreciation and amortization, and corporate general and administrative expenses. The Company uses NOI to evaluate the operating performance of the Company’s real estate and real estate-related assets and to make decisions about resource allocations. The Company believes that net income is the GAAP measure that is most directly comparable to NOI; however, NOI should not be considered as an alternative to net income as the primary indicator of operating performance as it excludes the items described above. Additionally, NOI as presented below may not be comparable to other REITs or companies as their definitions of NOI may differ from the Company’s definition.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

The following table presents summary information related to the Company’s reportable segments:

For the Year Ended December 31, 2008
Revenues:
Real estate	$14,066,142
Real estate-related	20,840

$14,086,982

NOI:
Real estate	$4,610,952
Real estate-related	18,835

$4,629,787

As of December 31, 2008
Assets:
Real estate	461,042,983
Real estate-related	58,608,380
Corporate-level (1)	53,211,175

$572,862,538

Liabilities:
Real estate	298,183,437
Real estate-related	4,244
Corporate-level (2)	2,368,917

$300,556,598

(1) Total corporate-level assets consisted primarily of corporate-level offering proceeds being held in the form of cash and cash equivalents of approximately $53.2 million as of December 31, 2008 primarily for future real estate and real estate-related investments.

(2) As of December 31, 2008, total liabilities in the corporate-level accounts consisted primarily of distributions payable.

The following table reconciles the Company’s net loss to its net operating income from reportable segments for the year ended December 31, 2008:

Net loss	$(2,581,652)
Interest income	(589,399)
General and administrative expenses	810,557
Depreciation and amortization	6,973,938
Corporate-level interest expense	16,343

NOI from reportable segments	$4,629,787

KBS REAL ESTATE INVESTMENT TRUST II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

16.	QUARTERLY RESULTS (UNAUDITED)

Presented below is a summary of the unaudited quarterly financial information for the year ended December 31, 2008:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$3,812	$1,384	$2,222,471	$12,448,714
Net loss	$(21,533)	$(104,201)	$(383,782)	$(2,072,136)
Loss per common share, basic and diluted	$(1.08)	$(1.64)	$(0.05)	$(0.09)
Distributions declared per common share (1)	$-	$-	$0.10	$0.16

(1) Distributions declared per common share for the third quarter assumes each share was issued and outstanding each day during the period from July 16, 2008 through September 30, 2008. Distributions declared per common share for the fourth quarter assumes each share was issued and outstanding each day during the fourth quarter. Each day during the period from July 16, 2008 through December 31, 2008 was a record date for distributions.

17.	COMMITMENTS AND CONTINGENCIES

Economic Dependency

The Company is dependent on the Advisor and the Dealer Manager for certain services that are essential to the Company, including the sale of the Company’s shares of common and preferred stock available for issue; the identification, evaluation, negotiation, purchase, and disposition of properties and other investments; management of the daily operations of the Company’s real estate investment portfolio; and other general and administrative responsibilities. In the event that these companies are unable to provide the respective services, the Company will be required to obtain such services from other sources.

Environmental

As an owner of real estate, the Company is subject to various environmental laws of federal, state and local governments. Compliance with existing environmental laws is not expected to have a material adverse effect on the Company’s financial condition and results of operations as of December 31, 2008.

Legal Matters

From time to time, the Company is party to legal proceedings that arise in the ordinary course of its business. Management is not aware of any legal proceedings of which the outcome is reasonably likely to have a material adverse effect on its results of operations or financial condition.

18.	SUBSEQUENT EVENTS

Status of Offering

The Company commenced its Offering on April 22, 2008. As of March 24, 2009, the Company had accepted gross offering proceeds of approximately $448.4 million related to the issuance of 44,958,256 shares of stock, including shares issued in the primary offering and under the dividend reinvestment plan.

Distributions Paid

On January 15, 2009, the Company paid distributions of approximately $1.6 million, which related to distributions declared for each day in the period from December 1, 2008 through December 31, 2008. On February 17, 2009, the Company paid distributions of approximately $1.8 million related to distributions declared for each day in the period from January 1, 2009 through January 31, 2009, and on March 16, 2009, the Company paid distributions of approximately $1.9 million related to distributions declared for each day in the period from February 1, 2009 through February 28, 2009.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

Distributions Declared

On January 27, 2009, the Company’s board of directors declared a daily distribution for the period from March 1, 2009 through March 31, 2009, which the Company expects to pay in April 2009. On March 25, 2009, the Company’s board of directors declared a daily distribution for the period from April 1, 2009 through April 30, 2009, which the Company expects to pay in May 2009, and a daily distribution for the period from May 1, 2009 through May 31, 2009, which the Company expects to pay in June 2009. Investors may choose to receive cash distributions or purchase additional shares through the Company’s dividend reinvestment plan.

Distributions are calculated based on stockholders of record each day during these periods at a rate of $0.00178082 per share per day and equal a daily amount that, if paid each day for a 365-day period, would equal a 6.5% annualized rate based on a purchase price of $10.00 per share.

Subsequent Investments and Financings

350 E. Plumeria Financing and Modification to the Mountain View Corporate Center Loan

On February 6, 2009, the Company closed a $14.3 million six-month bridge loan facility secured by the 350 E. Plumeria Building (the “350 E. Plumeria Building Mortgage Loan”) and modified the terms of the Mountain View Corporate Center Mortgage Loan. The 350 E. Plumeria Building Mortgage Loan is cross-collateralized and cross-defaulted with the Mountain View Corporate Center Mortgage Loan. The initial maturity date of these loans is July 30, 2009 with an option to extend the maturity date to October 30, 2009, subject to certain conditions set forth in the loan agreement. Monthly installments on these loans will be interest only and the entire principal amount is due on the maturity date, assuming no prior prepayment. The 350 E. Plumeria Building Mortgage Loan bears interest at a variable rate of 275 basis points over one-month LIBOR, as reset daily, with the option to request a fixed rate equal to 275 basis points over one-month or three-month LIBOR by entering into a corresponding one-month or three-month LIBOR contract, but at no point shall the interest rate be less than 4.10%. The 350 E. Plumeria Building Mortgage Loan may be prepaid in whole or in part at any time. An exit fee of 0.25% of the amount being prepaid is due if the loan is prepaid before April 30, 2009. No exit fee is payable if the 350 E. Plumeria Building Mortgage Loan is prepaid on or after April 30, 2009. The Mountain View Corporate Center Mortgage Loan, as modified, also bears interest at a variable rate of 275 basis points over one-month LIBOR, as reset daily, with the option to request a fixed rate equal to 275 basis points over one-month or three-month LIBOR by entering into a corresponding one-month or three-month LIBOR contract, but at no point shall the interest rate be lower than 4.10%.

100 & 200 Campus Drive Extension

On March 11, 2009, the Company entered into a loan modification agreement with the lender to extend the maturity date of the 100 & 200 Campus Drive Mortgage Loan to June 9, 2009. As a condition of the extension, the loan will bear interest at a variable rate of 350 basis points over one-month LIBOR, as reset daily, with the option to request a fixed rate equal to 350 basis points over one-month LIBOR by entering into a corresponding one-month LIBOR contract during the extension period. The Company currently intends to refinance the loan balance on a long-term basis upon the expiration of the extension period.

Investment in Mortgage Loan

Investment in One Liberty Plaza Notes

On February 11, 2009, the Company, through an indirect wholly owned subsidiary, purchased, at a discount, two promissory notes secured by a first lien mortgage for $66.7 million plus closing costs (the “One Liberty Plaza Notes”) from a seller unaffiliated with the Company or the Advisor. The One Liberty Plaza Notes are two of six pari-passu participation interests created in connection with a first mortgage loan obtained by the borrower. The property securing the loan is a 53-story, Class A office building located in lower Manhattan. The office building contains 2,186,163 rentable square feet, including 17,305 square feet of retail space, and at January 31, 2009 was approximately 99% leased.

The initial maturity date of the One Liberty Plaza Notes is August 6, 2017. Given the discounted purchase price and the contractual interest rate on the notes, the annual effective interest rate of this investment is projected to be 15.0%. The One Liberty Plaza Notes may be defeased but not prepaid after August 2010. During the four months prior to the maturity date, the One Liberty Plaza Notes may be prepaid in whole but not in part.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

December 31, 2008

Description	Balance at Beginning of Year	Additions Charged Against Operations	Uncollectible Accounts Written-off	Balance at End of Year
Year Ended December 31, 2008
Allowance for doubtful accounts	$-	$18,923	$-	$18,923

KBS REAL ESTATE INVESTMENT TRUST II, INC.

SCHEDULE III

REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION AND AMORTIZATION

December 31, 2008

				Initial Cost to Company				Gross Amount at which Carried at Close of Period
Description	Location	Ownership Percent	Encumbrances	Land	Building and Improvements (1)	Total	Cost Capitalized Subsequent to Acquisition	Land	Building and Improvements (1)	Total (2)	Accumulated Depreciation and Amortization	Original Date of Construction	Date Acquired
Mountain View Corporate Center	Basking Ridge, NJ	100%	$12,270,000	$3,600,000	$27,137,558	$30,737,558	$18,810	$3,600,000	$27,156,368	$30,756,368	$714,057	2001	07/30/2008

Campus Drive Buildings
100 & 200 Campus Drive Buildings	Florham Park, NJ	100%	118,326,200	10,700,000	188,508,857	199,208,857	28,295	10,700,000	187,998,785	198,698,785	3,682,986	1988/1989	09/09/2008
300-600 Campus Drive Buildings	Florham Park, NJ	100%	140,850,000	9,717,000	185,445,547	195,162,547	45,394	9,717,000	185,490,941	195,207,941	1,991,775	1997/1999	10/10/2008

Total Campus Drive Buildings			259,176,200	20,417,000	373,954,404	394,371,404	73,689	20,417,000	373,489,726	393,906,726	5,674,761

350 E. Plumeria Building	San Jose, CA	100%	-	11,290,000	24,818,559	36,108,559	7,356	11,290,000	24,825,915	36,115,915	46,753	1984/2008	12/18/2008

		TOTAL	$271,446,200	$35,307,000	$425,910,521	$461,217,521	$99,855	$35,307,000	$425,472,009	$460,779,009	$6,435,571

(1) Building and improvements include tenant origination and absorption costs.

(2) The aggregate cost of real estate for federal income tax purposes was $437,534,300 as of December 31, 2008.

KBS REAL ESTATE INVESTMENT TRUST II, INC.

SCHEDULE III

REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION AND AMORTIZATION (CONTINUED)

December 31, 2008

	Real Estate Properties	Accumulated Depreciation and Amortization
Acquisitions	$461,217,521	$6,973,617

Improvements	99,855	321

Write-off of fully depreciated and fully amortized assets	(538,367)	(538,367)

Balance at December 31, 2008	$460,779,009	$6,435,571